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06016878

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REGISTRANT'S NAME Detica Group plc

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23/06/05

More to us than meets the eye

Annual report and accounts 2005

Contents

Graph removed

Detica at a glance

Detica is a business and IT consulting firm that specialises in the delivery of intelligence systems. We help large Commercial and Government organisations turn complex data and information into relevant and useful intelligence. We work in the following areas:

Business intelligence

Improving business efficiency and decision making quality by exploiting intelligence on key business performance indicators.

National security

Using intelligence derived from IT and communications technologies for National Security applications.

CRM

Increasing profitability by using customer intelligence to drive improved marketing, sales and customer service processes.

Fraud and security

Detecting fraud and malicious attack by analysing intelligence from business systems and public data sources.

Risk and compliance management

Ensuring regulatory compliance and minimising business risk by analysing intelligence on customer and employee behaviour.

Chairman's statement

Chris Conway
Chairman

Introduction and highlights

We are very pleased to announce another year of excellent results for Detica.

We achieved another year of very strong growth with revenue up 33% to £71.0 million. Group profit before tax* rose by 29% to £12.5 million before expensing our investments of £2.6 million in StreamShield and £0.5 million in establishing our US operations. After expensing these items, Group profit before tax* grew by 2% to £9.4 million. Adjusted** diluted earnings per share increased modestly by 3% to 30.2 pence. Cash generation continued to be strong and we ended the year with £21.5 million, an increase of 21% on last year.

Within the core UK business, our National Security and the wider Public Sector business units continued to show very robust growth. We were also pleased to be able to show good organic growth in our Commercial business.

Outside the UK, the major milestone was the opening of our office in the Washington DC area and the recruitment of the Managing Director of Detica Inc. Subject to the necessary US Governmental approvals, we will shortly announce the Chairman and Non-Executive Directors of the separate board established for our US business and, until such time, we will continue to service the growing revenue streams from our US clients from our UK business.

Our previously announced investment in StreamShield Networks continues and, as planned, we expect to deliver modest revenues during the current financial year. Our work to date has established that there is strong appetite for a clean internet service both from the network operators and ISPs that deliver internet traffic as well as end users. We therefore remain confident in the prospects for this new business.

People

Detica is primarily a people business and I would like to thank all of our staff for their part in delivering this excellent set of financial results. I would also like to extend a warm welcome to all of our recent recruits and, in particular, the 35 individuals who joined us as part of the Extraprise acquisition just after the year end.

Detica has an outstanding ten-year record of growth and an important aspect of the business has been and remains managing this growth. During the year we took steps to further strengthen the management team throughout the Group. In particular, Colin Evans was promoted to Managing Director of Detica UK and Dean Bakeris and Simon Gawne were appointed as Managing Directors of the new US and StreamShield businesses respectively. We also continue to recruit high quality individuals with a broad range of experience below this level to ensure a high calibre pool of candidates for internal promotion.

*Before deducting goodwill amortisation of £653,000 (2004: £435,000).

**Before accounting for goodwill amortisation of £653,000 (2004: £435,000) and the exceptional tax credit of £905,000 (2004: £1,736,000).

"...we are confident in our ability to deliver significant growth. The outlook for Detica remains good."

+15%

Increase in total dividend compared to prior year

Turning to the Group's strategic advisors, Sir Stephen Lander stepped down as an advisor to the Group during the year, to take up his new role as Chairman of the newly-created Serious Organised Crime Agency. He remains a Non-Executive Director of StreamShield Networks. We are delighted to welcome Nick Baker, formerly Deputy Chief Investigations Officer of HM Customs & Excise and Andrew Pinder, formerly e-Envoy to the UK Government, as new strategic advisors during the year.

Our overall staff numbers continue to grow strongly and, at the time of writing, the Group employs over 650 people. Though there has been growing salary pressure and competition for people in the last six months, I am pleased to say that we continue to attract the highest calibre individuals, who relish the intellectually demanding work that we do and our recruitment pipeline still shows that we have one of the strongest employment offerings in the market.

Dividends

The Board is recommending a final dividend of 4.2 pence per share, which, if approved by shareholders at the Annual General Meeting on 21 July 2005, will be paid on 29 July 2005 to shareholders on the register at 24 June 2005. The ex-dividend date will be 22 June 2005. With the interim dividend the total dividend for the year will be up 15% to 6.3 pence (2004: 5.5 pence) per share.

The Board

During the year there were no changes to the Directors of the Company. I would, however, like to welcome John Woollhead who joined as Company Secretary in January 2005.

Corporate governance

Detica is committed to high standards of corporate governance. The Company has been in full compliance with the provisions set out in section 1 of the 2003 (Revised) Combined Code throughout the year. Further explanation of how the principles have been applied is given in the Corporate governance section of this report on pages 25 to 30 and in connection with Directors' remuneration in the relevant section of the Remuneration report on pages 31 to 35.

Strategy

The overall Group strategy remains unchanged. Our priority is to continue to grow our core UK business where our focus on "Information Intelligence" and growing our pool of intellectual property enables us to stay at the high end of the IT consultancy value chain. In addition, we intend to build a robust and profitable business in the US replicating the success we have achieved in the UK National Security market and aim to bring our strategic investment in StreamShield Networks to fruition. We also remain vigilant for appropriate high quality acquisition opportunities.

Outlook

Based on these strategic opportunities and a good start to the current financial year within our core business, we are confident in our ability to deliver significant growth. The outlook for Detica remains good.



Chris Conway
Chairman
20 May 2005

Our core business continues to produce class-leading growth in revenues and profits

Another very strong performance in the Government sector was supported by a return to robust organic growth in our Commercial business. Success in the Commercial business resulted from a sharper focus on the Telecoms and Financial Services markets.

+33%

Group revenues grew to £71 million

Chief Executive's review

Tom Black
Chief Executive

The year to 31 March 2005 was an excellent one for Detica. We achieved another year of strong turnover and profit growth in our core business, launched StreamShield Networks, our new internet content security business, and set up our new operation in the US.

Group revenues grew by 33% to £71.0 million, capitalising on ongoing strength in our Government markets and on steadily improving Commercial market conditions. I am delighted to report that this has been our tenth consecutive year of growth in turnover and profit before tax* and that our revenues have grown on average by 28% in each of the last five financial years.

Our business focus on the information intelligence market is increasingly producing results as we become recognised by clients as a leader in this specialist area. We are also continuing to invest in intellectual property initiatives to develop innovative products and services to complement our consulting and system integration services. These investments will further differentiate our premium offering in the marketplace.

The market
For the first time in a number of years, the UK market for IT services has returned to real growth and is forecast to continue growing modestly over the next few years. Some of this growth is undoubtedly due to the impact of major Government projects, although Commercial clients have also returned to investing in business-enhancing initiatives. Indicators of underlying market strength include modest growth in Commercial fee rates and faster investment decision-making by clients than in recent years.

Furthermore, our own analysis suggests that the information intelligence sector is growing more strongly than the broader IT services market. This reflects ongoing business and Government focus on measuring, understanding and optimising performance in all aspects of their operations. For this reason we will continue to focus our core business in this area.

Turning to vertical market sectors, there has been a recovery in Commercial sectors such as Telecoms and Financial Services. Government markets remain strong and the continuing focus on public service investment, combined with robust National Security and border control, mean that our Government markets are likely to remain attractive for the foreseeable future.

The strategy of our core business therefore remains unchanged. We will continue to build our presence in a balance of Commercial, National Security and broader Government markets, retaining a focus on those sectors and accounts where our information intelligence expertise is most highly valued. We are also in the very early stages of replicating our National Security business in the US where the large market size (approximately ten times that of our domestic market) and high activity levels offer attractive opportunities.

Information intelligence
Detica specialises in building intelligence systems, enabling clients to make better business decisions by exploiting the intelligence contained in the mass of data and information they generate and store. Our systems are used in a diverse range of applications, from fraud detection and Customer Relationship Management (CRM) in Commercial markets through to battlefield intelligence and counter-terrorism in National Security markets.

Although the applications are diverse, the skills, technologies and methods that comprise our information intelligence proposition are common across most areas. This commonality provides us with a robust position in the market. On the one hand we are able to build a critical mass of skills in key areas whilst on the other, the breadth of sectors we cover ensures sufficient market opportunity and helps insulate us from sector-specific downturns.

*Before deducting goodwill amortisation of £653,000 (2004: £435,000).

+39%

Government revenues grew to £46 million

Detica UK

Another very strong performance in the Government sector was supported by a return to robust organic growth in our Commercial business, which resulted from a sharper focus on the Telecoms and Financial Services sectors. This was enhanced further by the addition of Rubus, the integration of which was completed successfully in the previous year.

We continue to be successful in improving client and revenue diversity. Our top ten clients now account for 64% of revenues, compared to 68% in the last financial year and 74% the year before that. Looking to the future, we aim to continue the process of revenue diversification, both in terms of clients and the services we offer them.

Government markets

Our Government business maintained the strong performance of recent years as we continued to capitalise on increased Public Sector and National Security spending. Total Government revenues grew by 39% to £46.0 million, accounting for 65% of Group revenues for the year. National Security accounted for £38.3 million; an increase of 37% on the previous year. Within this, our products business accounted for £9.1 million, an increase of 7% on last year, primarily due to customer-funded product development.

We were awarded a major framework contract during the year to develop IT systems to support the intelligence and investigations work of HM Customs & Excise (now merged with the Inland Revenue to form HM Revenue & Customs). The contract, which may be worth up to £20 million over its three year life is progressing well and we are optimistic that we will further increase revenues with this client in the coming financial year. This contract is the third major framework contract we currently have within the National Security market.

Another high profile engagement in the National Security market was in the defence sector, where we developed the business case for the MoD's Defence Information Infrastructure programme which seeks to implement a single IS solution for Defence by replacing numerous legacy systems. This multi-billion pound programme is one of the largest projects ever awarded in the European IT market and we are continuing to play a key role as client-side advisors.

Beyond the National Security market, our Public Sector business also had an excellent year. This business unit, which covers civil central Government departments and criminal justice organisations increased revenues by 46% to £7.7 million.

In central Government, our ongoing relationships with the Home Office and the Department of Trade and Industry (DTI) are progressing well. We continue to support the Home Office in a major programme of work focusing on border security and have recently signed a framework contract with the DTI enabling provision of a broad range of programme management, technical consulting and systems implementation services to the department.

We have also won two exciting engagements in new areas of HM Revenue & Customs one of which, awarded just after the year end, appointed us as a client-side integration advisor to the new Lorry Road User Charge programme.

Beyond central Government, we signed a preferred supplier agreement with Royal Mail Group, our first business with this client. We are also continuing to develop our relationships with other clients such as Network Rail and Westminster City Council.

Our focus on information intelligence is a key asset and keeps us high in the value chain

Enterprises and Government departments are increasingly aware of the value contained in the mass of data and information they generate and store. Exploiting this intelligence requires a rare and highly valued combination of business knowledge, specialist technical skills and system integration capabilities.

Detica Inc, our US operation, was established during the year

We opened our US office in the Washington DC area in August to build our business in the US National Security market. We increased our revenues from the US market by 57% during the year and have recruited a high-calibre management team to run the US operation.

+23%

Commercial revenues up to £25 million

Commercial markets

Our Commercial business continued its recovery, posting mainly organic revenue growth of 23% to £25.0 million. Our Financial Services business continued its rapid progress, achieving revenue growth of 74% to £10.3 million. Although we expect this rate of growth to moderate going forward as the business becomes larger, we remain optimistic about its future prospects.

We began working with a number of new Financial Services clients during the year, particularly in the insurance sector, which now represents an increasing proportion of the business unit and we are delighted to have signed Cooperative Financial Services and esure as new clients. In the retail banking sector, our established relationships with Nationwide Building Society and Barclays continue to develop well.

Unsurprisingly, compliance remains an investment priority across the Financial Services industry, particularly in areas such Basel II and anti-money laundering. However, clients are also taking an increasing interest in basic operational problems such as improving customer and product data quality and establishing data governance regimes. Data improvement programmes of this type are not only used to support compliance initiatives but are also being used to drive improvements in marketing and customer service. Our information intelligence proposition is ideally suited to solving multi-dimensional problems of this type.

Encouragingly, our Telecoms business has returned to robust growth, increasing revenues by 25% to £7.6 million. This has been accompanied by a diversification of the Telecoms client base, where we now have engagements with the majority of the UK's major fixed, mobile and broadcast network operators. During the year we signed Cable & Wireless as a new client and strengthened significantly our relationships with Vodafone and Ntl Broadcast in particular.

Telecoms clients are focusing investment in specific areas which are highly suited to our information intelligence proposition. Initiatives such as revenue assurance (ensuring customers are accurately and fully charged for the services they use) are key and rely on improved business intelligence and management information reporting systems. Furthermore, with full market penetration now facing fixed, mobile and broadcast operators, there is intense focus on attracting and retaining the most profitable customers and identifying the most profitable products and services to offer them. We have been very successful in helping clients meet their objectives in these areas.

The performance of our Corporate Accounts business unit was, as expected, weaker, with revenues declining by 14% to £7.1 million due in large part to the reduction in Centrica's IT spend. Although we continue to develop additional good relationships with the likes of AstraZeneca and Pitney Bowes (via the Extraprise acquisition detailed below), we intend to focus our Commercial growth on the Financial Services and Telecoms sectors going forward.

Detica US

We have been working with clients in the US National Security community for several years. This year, our revenues derived from the US amounted to £4.7 million, an increase of 57% on the previous year. Notably, we were awarded two contracts together valued in excess of £2 million in the closing stages of the year. To date, we have serviced this client base from our offices in the UK and we have now concluded that this is inadequate if we are to capture the growth potential from this market.

£4.7m

Revenues from US National Security clients up 57%

To this end, we created a US subsidiary, Detica Inc, in May 2004 and opened an office in the Washington DC area during August 2004. We have recently recruited our US Managing Director, Dean Bakeris, to run Detica Inc. Dean joins us from Raytheon where he was Director, Business Development, Strategic Growth Initiatives. He has an impressive track record of working in the US National Security community where he has gained an extensive knowledge of Detica's existing and prospective US client base. Further background information on [illegible] is provided with the other senior executive biographies on page 21.

We are also well advanced with obtaining the requisite approvals from the US Government which will allow us to carry out National Security work from this subsidiary and we expect this process to conclude in the next few months. In addition, we are in the process of negotiating the first contract between Detica Inc and the US Government and this will commence simultaneously.

Detica Inc will operate with its own Board of Directors. As Group CEO I will be a member of this Board and, in addition to Dean, we have selected three others who will operate in a non-executive capacity.

These individuals have been selected for their deep knowledge and experience of the US National Security community in which they held very senior posts with different agencies until their recent retirements from Government service. Their appointments are subject to approval by the US Government and they will formally join once these have been obtained.

We are encouraged by the calibre of the team we have assembled, and the reception that our technology and services have received there to date, and we remain optimistic about the opportunities in the US National Security market.

StreamShield Networks

We launched StreamShield Networks, our internet content security business in September 2004. StreamShield's technology protects businesses and consumers from internet content related threats such as viruses, worms, spam, phishing, spyware and other inappropriate content. It does this by filtering unwanted or dangerous content from email and real-time internet communications (eg web browsing, instant messaging) within the internet itself, before traffic is delivered to the end-customer. StreamShield's primary target customer base is the global fixed and mobile operators and Internet Service Provider (ISP) community, who will use StreamShield's products to sell a clean internet service to their own customers.

The company's flagship product, the Content Security Gateway (CSG), is the only carrier-class networking hardware available in the world today which can achieve the performance required in large scale public networks whilst providing full customisation of the clean internet service for each subscriber. It was first demonstrated publicly in April 2005 at the Information Security exhibition in London. The CSG is in final stages of product testing and we anticipate that it will commence customer trials imminently.

StreamShield has generated intense interest within the network operator and ISP community and we are now engaged in detailed dialogue with a large number of network operators and service providers. In particular, we have signed an agreement with BT to work together to investigate a security proposition for the service provider marketplace.

We have also had positive discussions with a number of global Telecoms equipment companies with a view to them acting as a channel for StreamShield technology globally and we are actively working on end-user customer opportunities with such companies.

We also have a number of business customers using the Protector managed service, which we launched in October 2004 to test our market proposition and gain feedback from real users of the service.

StreamShield Networks, our internet content security subsidiary, was launched during the year

StreamShield protects businesses and consumers from internet content-related threats such as spam, viruses and spyware. StreamShield's flagship product, the Content Security Gateway (CSG), enables Internet Service Providers (ISPs) to offer individually customisable, clean internet feeds to millions of customers. The product's capabilities are unique in the content security market and have generated intense interest within the network operator and ISP communities. The CSG will enter customer trials imminently.

£2.6m

Our investment last year in StreamShield Networks

Since launch, Protector has convinced us that there is significant demand for network-based protection and that the commercial proposition, covering both web and email traffic in a single package, is highly attractive.

Our investment in StreamShield during the last financial year was £2.6 million which was broadly in line with plan. As we have now completed the main elements of the development of the CSG and are transitioning to investment in sales and marketing, the Board is increasingly optimistic about the prospects for the StreamShield business. On this basis, and depending on continued positive progress, we plan to invest a further net £3.0 million in StreamShield in the current financial year mainly in the areas of product development and sales and marketing.

Acquisition of Extraprise UK

We acquired the assets of Extraprise UK just after the end of the financial year for £0.2 million in cash. Extraprise UK was a consultancy and system integrator focused on the CRM market, with a strong track-record in the implementation of call centre and marketing analytics systems. The rationale for this acquisition was mainly the strength of the staff base and we now have an additional 35 highly capable staff within the Detica group who complement our existing skills base by:

- adding a number of business intelligence and analytical CRM experts to our existing strength in this area;
- adding an established change management practice, which will allow us to offer enhanced business strategy and organisational change services; and
- providing additional skills in operational CRM packages such as Siebel which are heavily used across our client base and to which many of our solutions must interface.

The Extraprise UK team has already been fully integrated within our Commercial business and I am delighted that we have been able to close more than £1.0 million of sales from their client base since completing the deal in early April.

New investments

Technology Innovations Group

This year we have continued with our internal research investment to further develop our know-how and propositions in the information intelligence sector. This is now carried out within our Technology Innovations Group (TIG). The TIG's objective is to develop unique intellectual property which differentiates our information intelligence offering from our competitors.

The TIG works alongside our project teams to identify repeatable client needs, to cross-pollinate ideas across our Government and Commercial business units and to develop reusable methods and software tools. Examples of the TIG's work to-date include the development of toolkits for the identification of insurance fraud and methods and tools for the analysis of call-centre operational efficiency.

This year we have also established a specialist data analysis facility called "Datalab" as part of the TIG. Datalab is used to analyse sample data provided by clients in order to test the viability of new analysis approaches and to undertake the trial phases of intelligence projects. During the past year, this facility has proved to be a highly effective means of demonstrating our capabilities and building on early stage client relationships.

London office

Earlier this month, after a substantial refurbishment programme, we moved our London office to new premises at Arundel Street WC2. These new offices have more than doubled our capacity for London-based fee-earning staff as well as providing state of the art meeting room and client demonstration facilities.

582

We ended the financial year with 582 staff

People

The average number of staff employed by the Group rose by 33% over last year to 541. We ended the financial year with 582 staff and at the time of writing, after the addition of 35 staff from the Extraprise UK acquisition, staff numbers are in excess of 650. As typically happens during improved market conditions, staff turnover increased during the year reflecting a strong recovery in the recruitment market. We have put several initiatives in place to address this including enhanced staff communications, the extension of our equity incentive programmes, improved recruitment processes and induction training as well as formalising our regular succession planning activities.

Despite this renewed competition for people, we remain able to attract and retain highly capable consultants both at graduate and experienced levels, and the depth and quality of our recruitment pipeline confirms that we continue to have one of the UK's most attractive employment propositions.

Senior recruitment focus has, as usual been on strengthening account management functions. We hired 12 new account managers during the year, mostly from the large consulting houses. We also made a number of key support staff hires during the year to build the infrastructure required for further growth.

I am also delighted to report that Colin Evans, formerly Detica's Chief Operating Officer, was promoted to Managing Director of Detica UK. Together with Simon Gawne at StreamShield Networks and Dean Bakeris at Detica US, this completes the senior management team of the Group's three main businesses and better positions us to manage the growth of the Group both today and in the future.

The future

I am delighted with the performance of the Group over the past year. The return to growth of our Commercial business has been particularly encouraging, whilst our Government business has continued its excellent progress. It is from this position of strength in our core business that we have been able to invest £2.6 million in StreamShield Networks and £0.5 million in establishing our US operations. Both of these major investments hold great promise for the future and investment will continue in the current financial year.

Our strategy is unchanged. We will maintain our focus on the information intelligence market where we see increasing potential, and will continue to invest in new methods, tools and products to ensure that we remain the UK's most innovative and consistently successful IT services company. Our strategy is to focus on organic growth opportunities although we anticipate making additional acquisitions as and when high quality opportunities present themselves.

The outlook for the business is positive and we remain confident in our ability to perform well once again in the coming year.



Tom Black
Chief Executive
20 May 2005

We are increasingly exploiting our intellectual property to differentiate ourselves in the market

We continue to invest in developing know-how and intellectual property in the information intelligence market and are focusing these efforts through a new Technology Innovations Group. We saw particular success here in the development of powerful tools for fraud detection and for the analysis of call-centre efficiency.

+28%

Compound annual growth in revenues over last five years

Financial review

Mandy Gradden
Finance Director

Detica has achieved another year of excellent growth with revenue up 33% to £71.0 million. Group profit before tax* rose by 29% to £12.5 million before expensing our investments of £2.6 million in StreamShield and £0.5 million in establishing our US operations. After expensing these items, Group profit before tax* grew by 2% to £9.4 million. Adjusted** diluted earnings per share increased modestly by 3% to 30.2 pence.

Revenue
The Group's revenue for the year was derived almost entirely from the core business; revenues from StreamShield Protector were, as expected, negligible in the year under review and as noted above, Detica Inc has not yet started to generate revenues in its own right. We are delighted however to report that revenues out of the UK business delivered to US clients have grown by 57% to £4.7 million.

Turning to vertical market split, revenue in the Government business units grew strongly at 39% while the Commercial business unit's growth was a healthy 23%. Although this year had a full 12 months of revenues from Rubus (2004: 8 months), the majority of revenue growth was organic. The revenues by vertical market were as detailed below:

Fees earned by Detica staff represented 82% of our revenues (2004: 85%). The balance of our revenues is derived from the use of specialist subcontractors and the sale of our specialist communications products. Over the last 12–18 months we have been building our capacity in the project management and development subcontract market to allow us to manage demand peaks and short-term skills shortages. Revenues in this area increased by 82% to £5.5 million.

Overall, the day rates achieved in our UK core business were consistent with the prior year which has been the case for several years now and total company utilisation was also comparable to last year.

	2005 £'m	2004 £'m	Growth
National Security	38.3	27.9	37%
Public Sector	7.7	5.3	46%
Total Government	46.0	33.2	39%
Financial Services	10.3	5.9	74%
Telecoms	7.6	6.1	25%
Corporate Accounts	7.1	8.3	(14%)
Total Commercial	25.0	20.3	23%
Total Revenues	71.0	53.5	33%

*Before deducting goodwill amortisation of £653,000 (2004: £435,000).

**Before accounting for goodwill amortisation of £653,000 (2004: £435,000) and the exceptional tax credit of £905,000 (2004: £1,736,000).

"Group profit before tax* rose by 29% to £12.5 million before expensing our investments of £2.6 million in StreamShield and £0.5 million in establishing our US operations."

Nonetheless, revenues per head in the UK business increased by 4% to £137,000 on the back of growth in subcontractor revenues.

The proportion of revenues derived from fixed-price contracts reduced from 47% last year to 31% this year driven by several large time-and-materials framework agreements in our Government businesses. As a result of our strong project and risk management processes, we remain comfortable with either fixed-price or time-and-materials assignments.

[illegible]ts

The table below highlights the effect of the investments in StreamShield Networks ("SSN") and the US business on profits* in the current financial year.

Half-year performance

The Group's half year performance showed a typical seasonality with the second half stronger than the first. 46% of revenue was generated in the first half (2004: 42%) and 54% in the second half (2004: 58%). Second half revenue grew 23% year on year and 18% over the first half of the year.

Operating margin* in the core UK business followed a similar trend with the H1:H2 performance being 14.8%:18.3% as a result of traditionally stronger utilisation in the second half reflecting the predominantly first half holiday season.

Taxation

The Group has once again benefited from a tax credit relating to a statutory deduction equivalent to the profit made by employees on the exercise of share options. This credit amounted to £0.9 million (2004: £1.7 million) and was the principal driver in the Group's effective tax rate of 22.2% (2004: 13.2%). As we reported last year, the credit was unusually large in 2004 due to the high number of pre-IPO options that became exercisable 12 months post-float. Because of its size it was classified as exceptional last year and has been treated similarly this year to aid comparison.

	Year ended 31 March 2005			Year ended 31 March 2004		
	Core £'m	SSN £'m	Group £'m	Core £'m	SSN £'m	Group £'m
Revenue	71.0	–	71.0	53.5	–	53.5
UK costs*	(59.2)	(2.6)	(61.8)	(44.2)	(0.5)	(44.7)
US start-up costs	(0.5)	–	(0.5)	–	–	–
Operating profit*	11.3	(2.6)	8.7	9.3	(0.5)	8.8
Profit before tax*	12.1	(2.6)	9.4	9.7	(0.5)	9.2
Operating margin* including US start-up costs	16.0%	–	12.3%	17.3%	–	16.4%
Operating margin* excluding US start-up costs	16.7%	–	13.0%	17.3%	–	16.4%

Operating margin* for the Group was 12.3% reflecting the investment in StreamShield and the US business (2004: 16.4%). Excluding these two major investments, the core UK operating margin remained strong at 16.7% (2004: 17.3%).

Behind everything we do is a professional management team with tight operational controls

We have further strengthened our management team with the promotion of Colin Evans to UK Managing Director and with the appointment of Dean Bakeris as Managing Director of our US operation.

£21.5m

We ended the year with £21.5 million of cash, up 21% on last year

The value of this tax credit in future years depends on the number of options exercised by our employees, the average exercise price and Detica's share price at the time of exercise. In the financial year ending 31 March 2006 a maximum of 375,000 options become exercisable at an average exercise price of 217 pence.

In respect of the tax losses acquired with Rubus in 2003, there continues to be uncertainty as to the timescale of the utilisation of the carried forward loss of £12.0 million. We have therefore adopted a prudent position and have not recognised the potential deferred tax asset of £4.0 million. In the year under review we have recognised a benefit to our current tax charge relating to brought forward losses of £0.3 million.

The Group undertakes a significant amount of advanced research and development activity funded by clients and is currently conducting an exercise to claim R&D tax credits for the three years ended 31 March 2005. These credits provide an uplift of 25% in deductible expenses giving an effective tax credit of 7.5% for every pound spent on qualifying R&D activities including those paid for by clients. This exercise is in its early stages and it is not yet possible to quantify the size of the benefit.

Earnings per share

Diluted earnings per share** generated by the core UK business increased by 31% to 40.3 pence (2004: 30.8 pence). On an unadjusted basis, diluted earnings per share ("EPS") declined by 11% to 31.3 pence per share reflecting the Group's investment in StreamShield as well as the reduced level of exceptional tax credit noted above. Adjusting in both years for the exceptional tax credit as well as the amortisation of goodwill, diluted EPS** becomes 30.2 pence (a growth of 3% on last year).

Other factors affecting EPS this year include:

- an additional 725,000 shares (previously held by the Employee Trust and therefore considered as cancelled under FRS 14) are being taken into the calculation as employees exercise options; and
- options subject to performance conditions that have not yet been satisfied (as is the case with all of our options issued post float which are contingent on strong EPS growth) are not counted in the calculation of potentially dilutive shares under FRS 14 (the effect of counting them would be to add 320,000 shares to the diluted number of shares in issue).

Dividends

The Board is recommending a final dividend of 4.2 pence per share making a total for the year of 6.3 pence, up 15% on prior year. This represents dividend cover of 4.8 times (2004: 5.3 times) based on diluted EPS adjusted for goodwill and the exceptional tax credit.

Cash and treasury

The Group has continued to generate good cash flow with high cash conversion ratios maintained. At the operating level, the cash inflow for the year of £8.5 million represents 97% of pre-goodwill operating profit (2004: 95%). Cash ended the year at £21.5 million up 21% on last year.

Capital expenditure increased substantially to £3.9 million (2004: £2.0 million) reflecting three major projects:

- StreamShield's investment in infrastructure and in test environments for its CSG development;
- a major upgrade of our IT and telephony infrastructure to support the high rates of growth in the business; and
- the initial tranche of expenditure to fit out our new London office.

22.2%

Exceptional tax credit on employee exercise of share options reduced our effective tax rate to 22.2%

In the coming financial year we anticipate that capital expenditure will grow at a much slower rate due to this initial high base.

Post balance sheet event
On 1 April 2005 Detica acquired the business and assets of Extraprise (UK) Limited (in administration) for consideration, including fees, of £0.2 million.

UK accounting standards
Detica has adopted Urgent Issues Task Force Abstract 38 "Accounting for ESOP Trusts" ("UITF 38"), effective from 1 April 2004. This requires that the consideration paid by the Employee Trust to acquire shares in Detica be deducted from shareholders' funds and that no profit or loss be recognised on transactions in the Company's own shares. Previously, Detica shares held by the Employee Trust were classified as a fixed asset investment and their carrying value was reviewed periodically for impairment.

Own shares held by the Employee Trust with a book value at 31 March 2004 of £1,326,000 have been reclassified as a prior year adjustment from fixed asset investments and accruals to the profit and loss reserve within shareholders' funds, resulting in a corresponding reduction in the Group's net assets. Comparative figures have been restated.

In addition, the Group has also adopted the revised UITF 17 "Employee Share Schemes" which requires that long-term incentive plan awards ("LTIPs") satisfied by shares held by the Employee Trust be charged to the profit and loss account not at the cost of the shares to the Trust, but at the intrinsic value to employees (share price less exercise price) at the date of grant. This has had the effect of increasing the charge in the profit and loss account for LTIPs by approximately £155,000 for the year just ended. The impact on prior years is insignificant.

International Financial Reporting Standards ("IFRS")
The Group is required to report its results in accordance with IFRS from 1 April 2005. We will therefore be reporting our interim results for the six months to 30 September 2005 and the accounts for the year ending 31 March 2006 under IFRS, together with the restated comparatives. The unaudited provisional reconciliations and notes on pages 55 to 58 set out the main differences between UK GAAP and IFRS as at, and for the comparative year ended, 31 March 2005. The reconciliations should be considered provisional given the uncertainty that currently exists regarding industry practice on capitalisation of development expenditure which has meant that the Group has not yet finalised its accounting policy in this area.

In preparing these provisional reconciliations, Detica has utilised two exemptions available on first time adoption of IFRS, namely:

- the acquisition of Rubus in August 2003 has not been restated on an IFRS basis; and
- unvested share options issued prior to November 2002 (totalling 309,000 options) have been excluded from the calculation of the charge for equity instruments. This means that a full year's charge will first be evident in the IFRS statements for the year ended March 2006.

Details of main IFRS differences that affect Detica's transition year to 31 March 2005 are given on pages 57 to 58.



Mandy Gradden
Finance Director
20 May 2005

Directors' biographies

Chris Conway (Age 60)
Non-Executive Chairman

Chris joined Detica as an independent Non-Executive Director in November 2000 and was appointed Non-Executive Chairman of Detica in April 2001. He has extensive experience in the IT sector and worked for IBM from 1966 to 1993, rising through roles in programming, sales, marketing and operations to become a member of the IBM UK board. He moved in April 1993 to Digital Equipment Co. where he became Chairman and Chief Executive of Digital UK and Eire. Chris became Vice President of Compaq's Enterprise Computing Group responsible for the EMEA area following Compaq's acquisition of Digital in 1998. He left Compaq in November 1999 and is now a Non-Executive Director of Brammer plc, Dicom plc and Vistorm Limited. As Chairman of Detica, Chris is responsible for the running of the Board and is also Chairman of the Group's Remuneration and Nomination Committees and a member of the Audit Committee.

Tom Black (Age 45)
Chief Executive

Tom has spent 20 years with Detica starting as a fee-earning consultant working on a broad range of client assignments and subsequently holding a series of senior management positions, including Business Unit Director, Marketing Director and Commercial Director before his appointment as Managing Director in 1995. He led Detica's move into Commercial markets in the 1990s and headed the management buyout in 1997, soon after which he became Chief Executive. Tom led the Group's flotation on the London Stock Exchange in April 2002. Tom is also a member of the Boards of Detica Inc and StreamShield Networks Limited.

Chris Banks (Age 55)
Non-Executive Director

Chris joined the Board in October 2000 as an independent Non-Executive Director. He has had extensive experience in the IT industry since 1978, when he joined The BIS Group, where he was Group Finance Director from 1985 to 1991. Chris was Finance Director at CMG from 1992 to June 2000 and remained a Non-Executive Director of CMG until December 2002. He is also Non-Executive Director and Chairman of the Audit Committee of The Innovation Group plc and a trustee of The Barbara Ward Children's Foundation. He qualified as a chartered accountant in 1973 and is a member of the Association of Corporate Treasurers. At Detica, Chris is the Senior Independent Director, Chairman of the Audit Committee and a member of the Remuneration and Nomination Committees.

Mandy Gradden (Age 37)
Finance Director

Mandy joined Detica in June 2003 and was appointed to the Board in July 2003. She is responsible for both financial and commercial management. She qualified as a chartered accountant at Price Waterhouse in 1992 and joined Dalgety plc, the agricultural and food production company now known as Sygen International plc, as Group Financial Controller in 1997. In 2000, Mandy joined Telewest Communications plc as Director of Corporate Development, where an important part of her role was the management of Telewest's portfolio of investments in smaller high-technology businesses. Mandy is also a member of the Board of Detica UK.

Mark Mayhew (Age 45)
Non-Executive Director

Mark joined the Board in May 2003 as an independent Non-Executive Director. He was previously CEO of CIMS, the specialist marketing subsidiary of Cendant Corporation. He has a strong background in both customer management and the Financial Services sector. Prior to his appointment at CIMS in March 2002, Mark was UK Country Head of Morgan Stanley's Consumer Banking Group. Previously he was at NatWest for 14 years where he held a variety of roles including Director, Retail Marketing and most recently Chief Operating Officer for NatWest Card Services. Mark sits on the Advisory Board of a Corporate Social Responsibility Practice, Cause and Effect Marketing. Mark is a member of Detica's Remuneration, Audit and Nomination Committees.

Other senior executives' biographies

Colin Evans (Age 37)
Managing Director,
Detica UK

Colin joined Detica in 1993 and has been part of the executive management team since 1997. Appointed Managing Director of Detica UK in February 2005, he is responsible for the Group's core business in the UK. Colin has a strong background in large scale information management programmes, and ran the Company's National Security business prior to his appointment as Chief Operating Officer in 2002. Colin is a member of the Board of Detica UK.

Simon Gawne (Age 38)
Managing Director,
StreamShield Networks

Simon joined Detica in May 2003 and carried out the feasibility work that lead to the creation of StreamShield of which he subsequently became Managing Director. Prior to this, Simon was co-founder and Commercial Vice President of Red-M, a VC-backed wireless communications company that achieved an early lead in the emerging Bluetooth market. Before Red-M, Simon held a number of executive management positions at Madge Networks, a leading enterprise networking company, latterly as Vice President of Worldwide Marketing and Business Development. Simon is a member of the Board of StreamShield Networks Limited.

Dean Bakeris (Age 40)
Managing Director,
Detica Inc

Dean joined Detica in May 2005 as Managing Director of its US operations. He brings over 15 years of operations, business and strategy development, programme and engineering management experience within Fortune 100 companies. Previously, Dean worked for AlliedSignal, Honeywell, L-3 Communications. Most recently he held a senior position within Raytheon's Intelligence and Information Systems division creating new strategies and technology solutions for customers. Dean is a member of the Board of Detica Inc.

John Woollhead (Age 44)
Company Secretary

John joined Detica in January 2005 and is responsible for the full range of company secretarial duties within the Group. John qualified as a Chartered Secretary in 1987 and was appointed Company Secretary of Eve Group plc later that year. More recently John acted as Company Secretary to Peterhouse Group plc. John is Secretary to the Board, the Audit and Nomination Committees and StreamShield Networks Limited.

Directors' report

The Directors present their report and the audited Group financial statements for the year ended 31 March 2005.

Principal activity and review of the business

The Group's principal activity is the provision of information technology services and solutions. A review of the Group's activities and development is provided in the Chairman's statement, the Chief Executive's review and the Financial review.

The financial results of the Group are shown in the Profit and loss account on page 38.

Dividends

The Directors propose a final dividend of 4.2 pence per ordinary share which, together with the interim dividend of 2.1 pence per ordinary share paid on 10 January 2005, makes a total dividend of 6.3 pence per ordinary share for the year, an increase of 15% over the prior year. The final dividend will, if approved by shareholders at the Annual General Meeting (AGM), be paid on 29 July 2005 to shareholders on the register at 24 June 2005, with an ex-dividend date of 22 June 2005.

Share capital

Details of the authorised and called-up share capital of the Company are set out in note 15 to the financial statements.

Directors and their interests

The Directors in office during the year were Chris Conway, Chris Banks, Tom Black, Mandy Gradden and Mark Mayhew. Tom Black retires by rotation at the forthcoming AGM and, being eligible, offers himself for re-election. His biography is set out on page 20.

Directors' interests in shares and share options in the Company are detailed in the Directors' remuneration report.

The Group has indemnified the Directors of the Company against liability in respect of proceedings brought by third parties, subject to the conditions set out in the Companies Act 1985. Such qualifying third party indemnity provision was in force during the year and continues to be in force as at the date of this report. The Group has purchased Directors and Officers' liability insurance with an indemnity limit of £20 million in order to minimise the potential impact of such proceedings.

Principal shareholders

The Company is aware of the following shareholders being interested in 3% or more of the Company's issued ordinary share capital as at 20 May 2005.

	Ordinary shares of 2p	% of issued share capital
Scottish Widows Investment Partnership	2,132,895	9.5
Standard Life Investments	1,886,879	8.4
Tom Black	1,342,836	6.0
Threadneedle Asset Management	1,319,590	5.9
Merrill Lynch Investment Managers	1,276,841	5.7
New Smith Capital Partners	1,183,157	5.3
F&C Asset Management	1,125,940	5.0
New Star Asset Management	965,657	4.3
Herald Investment Trust	875,000	3.9
Barclays Global Investors	843,173	3.8
The Detica Group Employee Trust	676,848	3.0

Employee benefit trust

The Detica Group Employee Trust is a discretionary trust established in 1998 for the benefit of staff in the Group. It has a professional independent trustee, Close Trustees Jersey Limited. The Trust is financed by loans from the Group and costs of administration are charged to the profit and loss account as incurred. All rights to dividends have been waived by the Trust. The Trust has purchased the Company's shares for use in connection with the Group's staff share schemes. The Remuneration Committee makes recommendations to the Board, which then makes recommendations to the Trust regarding the grant of share options and LTIPs to members of staff.

In accordance with best practice, the Trust has been requested to abstain from voting at any general meeting.

Research and development ("R&D")

Most R&D undertaken by the Group is funded by clients and therefore does not qualify for separate disclosure as R&D within these financial statements. The notable exception in 2005 was StreamShield where the Group spent £1.9 million on the development of Protector and the CSG products. This expenditure, together with that incurred within the Company's Technology Innovations and Competence Groups is set out in note 3 to the accounts.

Creditors' payment policy and practice

It is the Company's policy that payments to suppliers are made in accordance with those terms and conditions agreed between the Group and its suppliers, providing all trading terms and conditions have been complied with.

At 31 March 2005, the Group had 31 days' purchases outstanding in trade creditors (2004: 21 days').

Corporate social responsibility

The environment

Detica recognises that it is part of a wider community of employees, shareholders, customers, suppliers and others, and recognises that Group companies have a responsibility to act in a way that respects the environment.

By their nature the operations of Detica have minimal environmental impact. However, it is the policy of Detica, as far as is reasonably practical, to protect and conserve the local and wider environment from any adverse impacts caused by operations. It is the policy of Detica to:

- meet all relevant legislative requirements on environmental issues;
- promote environmental awareness among staff and seek their active participation in minimising the environmental impact of our operations;
- identify objectives for impact minimisation and set targets for improving performance, taking into account the views of all stakeholders;
- seek to conserve energy and natural resources by minimising waste, recycling where possible and by maximising our use of renewable resources;
- consider the life-cycle environmental effects of investment in premises and equipment; and
- ensure all contractors follow our practices while working on site and respond promptly and efficiently to adverse occurrences.

Health and safety

The Group strives to provide and maintain a safe environment for all employees, customers and visitors to its premises and to comply with relevant health and safety legislation. In addition, the Group aims to protect the health of employees with suitable, specific work-based strategies, seeking to minimise the risk of injury from Group activity and ensuring that systems are in place to address health and safety matters. The Group also encourages the involvement of employees and aims for continual improvement in health and safety matters through a formal structure with a reporting and review process. Compliance with Group policy is monitored centrally and an annual health and safety report is produced for the Board.

During the year Detica has strengthened the health and safety team with the appointment of a full time health and safety manager. In addition an external health and safety consultant has assisted in the continuing development and implementation of policies and procedures relating to health and safety. A five-year health and safety plan has been developed and is on target. Health and safety audits and risk assessments have been carried out and additional actions and controls have been implemented and training conducted to ensure that employees can carry out their functions in a safe and effective manner.

The Health and Safety Committee, which includes employee representatives from all areas of the business, met seven times during the year in order to monitor and manage the implementation of agreed health and safety policy.

Employee involvement

The policy of providing employees with information about the Group has continued through the Group's intranet and through a staff newsletter, in which employees have also been encouraged to present their suggestions and views. Regular meetings are held between managers and other employees to allow a free flow of information and ideas.

During the year Detica enhanced its training programmes for employees with greater focus on consulting and people skills in order to ensure that it continued to meet the needs of a more complex high growth business. In addition, we also introduced a comprehensive one week induction programme for all new starters, no matter what their experience level, focused on how our business operates, our culture and values and our key business processes.

Staff surveys have long been part of the culture at Detica but in summer 2004 we ran for the first time an independent culture survey which showed us scoring well in all categories. Despite this, staff issues always remain high on our agenda as we strive to excel as an employer of choice with exciting and interesting career development opportunities for all our staff.

Clear and open communications form the backbone of our relationship with members of staff. These range from meetings with career counsellors, personal development, regular business unit and departmental meetings and an annual meeting of the whole Company. This year we changed the format of our annual meeting and held the first Detica Forum in London in June 2004. This involved the whole Company and comprised plenary presentations from all the senior leaders of the business and then breakout sessions focused on different aspects of the business.

Since the year end, formal consultation committees have been established to enhance the flow of information and ideas between all employees and the management team.

Employees are able to participate directly in the success of Detica through participation in the bonus and Employee share option schemes.

Disabled employees

The Group gives full consideration to applications for employment from disabled persons where the requirements of the job can be adequately fulfilled by a handicapped or disabled person. Where existing employees become disabled, it is the Group's policy wherever practicable to provide continuing employment under normal terms and conditions and to provide training and career development and promotion to disabled employees wherever appropriate.

Charitable donations

The total amount of charitable donations made during the year ended 31 March 2005 was £35,000 (2004: £24,000). This mainly reflects the Group's continued membership of The Prince's Trust Technology Leadership Group and Surrey Young Enterprise scheme as well as the one-for-one matching of employee donations under the GAYE scheme in respect of the Asian Tsunami appeal in January 2005.

There were no political donations.

Auditors

Ernst & Young LLP have expressed their willingness to continue in office. Accordingly, a resolution to reappoint Ernst & Young LLP as the Group's auditors and authorising the Directors to fix the remuneration of the auditors will be put to the forthcoming Annual General Meeting.

Annual General Meeting

The Notice of the Annual General Meeting to be held on 21 July 2005 (together with explanatory notes) is set out on pages 59 and 60 of this report. The special business of the meeting includes resolutions giving the Directors authority to allot shares up to one-third of the ordinary share capital of the Company and, pursuant to this authority, to allot shares wholly for cash in connection with a rights issue, or wholly for cash other than in connection with a rights issue, up to 5% of the issued ordinary share capital.

By order of the Board:



John Woollhead
Company Secretary
20 May 2005

Corporate governance

Detica is committed to and is accountable to shareholders for high standards of corporate governance. In respect of the year ending 31 March 2005, Detica has been in full compliance with the provisions of section 1 of the 2003 (Revised) Combined Code on corporate governance.

This statement describes how principles of corporate governance are applied to the Group.

The Board

The Board comprises two Executive and three Non-Executive Directors whose Board and Committee responsibilities are set out in the table below:

		Board	Audit	Remuneration	Nomination
Chris Conway	Non-Executive Chairman	Chairman	Member	Chairman	Chairman
Chris Banks	Non-Executive Director and Senior Independent Director	Member	Chairman	Member	Member
Tom Black	Chief Executive	Member	–	–	–
Mandy Gradden	Finance Director	Member	–	–	–
Mark Mayhew	Non-Executive Director	Member	Member	Member	Member

The Non-Executive Chairman, Chris Conway, is responsible for the running of the Board. Executive responsibility for the running of the Group's business rests with the two Executive Directors, Tom Black and Mandy Gradden, who are supported in this by the subsidiary boards of Detica UK, StreamShield Networks Limited and Detica Inc. During the year the Board decided to split the roles of Finance Director and Company Secretary and appointed John Woollhead as Company Secretary in January 2005.

The Board normally meets on a monthly basis. During the year, the Board met on 12 scheduled occasions; further meetings and conference calls are held as and when necessary. In addition, two two-day strategy meetings took place. The attendance of individual Directors at the scheduled Board meetings is shown in the table below:

	Ad hoc and conference call meetings attended	Strategy meetings attended	Scheduled board meetings attended
Chris Conway	1/1	2/2	12/12
Chris Banks	1/1	2/2	12/12
Tom Black	1/1	2/2	12/12
Mandy Gradden	1/1	2/2	12/12
Mark Mayhew	1/1	2/2	12/12

After careful review, the Board has again concluded that Chris Conway (notwithstanding his role as Non-Executive Chairman of Detica), Chris Banks and Mark Mayhew were independent throughout the year. In coming to this assessment the Board considered the character of the individuals concerned and the fact that none of them:

- has ever been an employee of the Group;
- has ever had a material business relationship with the Group;
- receives any remuneration other than their fees;
- has close family ties with advisors, other Directors or senior management of the Group;
- has significant links with other Directors through involvement with other companies;
- represents a significant shareholder; or
- has served on the Detica Board for more than nine years.

The Board is responsible to shareholders for the proper management of the Group and for its system of corporate governance. It receives information on (at least) a monthly basis to enable it to review trading performance, forecasts and strategy and it has a schedule of matters specifically reserved for its decision. The most significant of these are:

- changes to the structure, size and composition of the Board;
- consideration of the independence of Non-Executive Directors;
- review of management structure and senior management responsibilities;
- with the assistance of the Remuneration Committee, approval of remuneration policies across the Group;
- approval of strategic plans, profit plans and budgets and any material changes to them;
- oversight of the Group's operations ensuring competent and prudent management, sound planning, an adequate system of internal control and adequate accounting and other records;
- final approval of annual accounts and accounting policies;
- approval of the dividend policy;
- approval of the acquisition or disposal of subsidiaries and major investments and capital projects;
- delegation of the Board's powers and authorities, including the division of responsibilities between the Chairman, the Chief Executive and other Executive Directors; and
- receiving reports on the views of the Company's shareholders.

Operational management of the Group is delegated to the three subsidiary boards of Detica UK, StreamShield Networks Limited and Detica Inc.

Procedures exist to allow the Directors to seek independent legal and professional advice in respect of their duties at the Company's expense where the circumstances are appropriate. All Directors have access to the Company Secretary for advice.

All Directors are required to submit themselves for re-election at regular intervals and at least every three years.

The following formally constituted committees deal with specific aspects of the Group's affairs in accordance with their written terms of reference, which are reviewed annually. Full details of these terms of reference can be found at http://www.detica.com.

Audit Committee

The Audit Committee, which is chaired by Chris Banks (who has recent, relevant experience as the former Finance Director of CMG and is currently chairman of another plc audit committee), comprises the Non-Executive Directors and meets three times a year. The Chief Executive, Finance Director and external auditors attend these meetings as required by the Committee.

The purpose of the Committee is to assist the Board in the discharge of its responsibilities for financial reporting and corporate control and to provide a forum for reporting by the external auditors. The responsibilities of the Committee include:

- to monitor the integrity of the financial statements and review significant financial reporting judgements contained in them;
- to review the Company's internal financial control system and risk management systems;
- to make recommendations to the Board in relation to the appointment of the external auditor and to approve the remuneration and terms of engagement of the external auditors;
- to review and monitor the external auditors' independence, objectivity and effectiveness;
- to develop and implement policy on the engagement of the external auditors to supply non-audit services;
- to monitor the Company's whistle-blowing procedures; and
- to review regularly the need for an internal audit function.

The attendance of individual Committee members at Audit Committee meetings is shown in the table below:

	Meetings attended
Chris Banks	3/3
Chris Conway	3/3
Mark Mayhew	3/3

During the year, the Audit Committee considered the following issues:

- the accounting policies and timing of the transition announcement to IFRS;
- the appropriate valuation technique to be utilised in valuing share options under IFRS;
- the areas of judgement required in the financial statements;
- the requirement for a formal internal audit function;
- the level of fees payable to Ernst & Young LLP in respect of non-audit work;
- various tax issues within the Group; and
- corporate governance issues.

At the conclusion of each meeting of the Audit Committee, the Non-Executive Directors met with Ernst & Young LLP without executives of the Company being present.

Remuneration Committee

The Remuneration Committee, which is chaired by Chris Conway and comprises the Non-Executive Directors, meets at least twice a year and additionally as required. It is responsible for reviewing remuneration arrangements for members of the Board and other senior employees of the Group and for providing general guidance on aspects of remuneration policy throughout the Group.

During the year the Committee met more often than would normally be the case due to a review of remuneration policy undertaken as detailed in the Remuneration report.

The attendance of individual Committee members at Remuneration Committee meetings, one of which was via conference call is shown in the table below:

	Meetings attended
Chris Conway	6/6
Chris Banks	6/6
Mark Mayhew	6/6

The Remuneration report in set out on page 31.

Nomination Committee

The Nomination Committee is chaired by Chris Conway and comprises the Non-Executive Directors. The Committee is responsible for proposing candidates to the Board, having regard to the balance and structure of the Board.

During the year and up to the date of this report, the committee met and made recommendations to the Board regarding:

- the appointment of Tom Black and Simon Gawne as Executive Directors of StreamShield Networks Limited and Sir Stephen Lander as a Non-Executive Director of StreamShield Networks Limited;
- the appointment of a Company Secretary (for which a detailed job specification was prepared and an external search agency used);
- subject to US Government approval, the proposal to appoint three specific individuals as Non-Executive Directors of Detica Inc;
- the appointment of Dean Bakeris to the position of Managing Director of Detica Inc (for which a detailed job specification was prepared and an external search agency used);
- the promotion of Colin Evans to the position of Managing Director of Detica UK; and
- the proposed re-election of Tom Black as a Director at the forthcoming Annual General Meeting.

The attendance of individual Committee members at Nomination Committee meetings during the year is shown in the table below:

	Meetings attended
Chris Conway	6/6
Chris Banks	6/6
Mark Mayhew	6/6

Performance reviews

A formal appraisal process for the Board and its committees was introduced during the year. The process covered objectives and strategy, management oversight, Board performance, meetings, external relationships, governance and Board/Committee constitution. This was an internal process using detailed questionnaires completed by all relevant Directors and collated by the Company Secretary or, in the case of the Audit Committee, the Audit Committee Chairman.

The results of the exercise were discussed by the Board which concluded that the Board and its committees are operating effectively. The Board is currently considering any actions identified by the process that could improve the performance and workings of the Board and its committees.

During the year the Chairman and Non-Executive Directors reviewed the performance of the Chief Executive and the Chief Executive reviewed the performance of the Finance Director. The Chairman reviewed the performance of the Non-Executive Directors. The Chairman was appraised by the Non-Executive Directors led by the Senior Independent Director. Any training requirements of the Directors were identified during this process.

It is anticipated that the review exercise will be undertaken annually.

Internal control

The Board is responsible for establishing and maintaining the Group's system of internal control. Internal control systems are designed to meet the particular needs of the Group and the risks to which it is exposed. By their nature however, internal control systems are designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss.

Key elements of the internal control system are described below. These have all been in place throughout the year and up to the date of this report and are reviewed regularly by the Board:

- clearly defined management structure and delegation of authority to committees of the Board, subsidiary boards and associated business units;
- clearly documented internal procedures set out in the Group's ISO 9001 accredited quality manual;
- high recruitment standards and formal career development and training to ensure the integrity and competence of staff;
- regular and comprehensive information provided to management, covering financial performance and key performance indicators, including non-financial measures;
- a detailed budgeting process where business units prepare budgets for the coming years and rolling three-year strategic plans, which are approved by the Board;
- procedures for the approval of capital expenditure and investments and acquisitions;
- monthly monitoring and re-forecasting of results against budget, with major variances followed up and management action taken where appropriate;
- regular internal audits of key processes and procedures under the Group's ISO 9001 accredited quality assurance process;
- ongoing procedures to identify, evaluate and manage significant risks faced by the business in accordance with the guidance of the Turnbull Committee on Internal Controls and procedures to monitor the control systems in place to reduce these risks to an acceptable level; and
- formal consideration of progress made against significant business risks at monthly subsidiary board meetings, with quarterly briefings to the Board.

Detica does not have a dedicated internal audit function, although regular internal audits are conducted under the Group's ISO 9001 accredited quality assurance process and at the request of the Audit Committee. The Board has considered the need for an internal audit function and believes that current arrangements are adequate given the structure of the Group's accounting function and the size of the Group.

The Board, with the assistance of the Audit Committee, is responsible for reviewing the effectiveness of the Group's systems of internal control. During the year, the Board, with the assistance of the Audit Committee, has reviewed the effectiveness of systems of internal control based on a review of significant risks identified and the results of quality and other internal audits and reports from management.

Auditor independence

The Company operates a rigorous policy designed to ensure that the auditors' independence is not compromised by their undertaking inappropriate non-audit work. All significant non-audit work commissioned from the external auditors requires Audit Committee approval. The external auditors are only selected to undertake non-audit work where the nature of the advice makes it more timely and cost-effective to select advisors who already have a good understanding of the Group.

The Audit Committee has undertaken its annual review of the nature and amount of non-audit work undertaken by the external auditors to satisfy itself that there is no effect on their independence.

Going concern

The Directors are satisfied that the Group has adequate resources to continue in operational existence for the foreseeable future, a period of not less than 12 months from the date of this report. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Communication with shareholders

The Company values the views of shareholders and recognises their interests in the Group's strategy and performance. It holds briefings with institutional fund managers, analysts and other investors, including staff shareholders, primarily following the announcement of interim and preliminary results, as well as at other times during the year as may be appropriate. The Company's programme of investor relations activities is designed to ensure that the investing community receives a balanced and consistent view of the Group's performance. All shareholders are welcomed to the Annual General Meeting, at which the Board of Directors will be available to answer questions from shareholders. Communication is also provided through the Annual Report and the Interim Report and the investor relations area on the Company's website, www.detica.com, on which financial and other information is available and regularly updated.

The Chairman and Senior Independent Director have written to all major shareholders to identify themselves and offer themselves as an alternative point of contact for matters of concern. In addition, the Board receives reports from the Company's broker twice a year that communicate feedback from institutional shareholders. The Board also reviews analyst coverage of the Company every month and receives reports twice a year from its financial public relations advisors regarding the views of analysts.

By order of the Board:



John Woollhead
Company Secretary
20 May 2005

Directors' remuneration report

Information not subject to audit

The Remuneration Committee and its advisors

The Committee reviews the remuneration packages of Executive Directors and other senior employees of the Group (having due regard to pay levels throughout the Group) and makes recommendations thereon to the Board within agreed terms of reference. Chris Conway chairs the Remuneration Committee and, during the year, its other members have been Chris Banks and Mark Mayhew.

The Remuneration Committee has appointed The Monks Partnership, a leading firm of executive remuneration consultants, to assess comparability with the marketplace and in particular the remuneration levels and policies of the Group's closest competitors and peer companies. The Committee has also engaged New Bridge Street Consultants to assist it in developing its response to the impact of new international accounting standards on Detica's equity incentive plans.

Both The Monks Partnership and New Bridge Street Consultants are independent of the Company and its Directors and provide no other services to the Company, other than, in the case of New Bridge Street Consultants, the valuation of share incentive awards under International Financial Reporting Standards and the review of this report.

Remuneration policy

The Group's policy on Executive Director's remuneration is to provide competitive market-based packages which reward Group and individual performance and motivate senior executives to achieve stated business objectives and deliver outstanding shareholder returns. Remuneration packages comprise a basic salary, an annual performance-related cash bonus, participation in the Group's share incentive plans, pensions and other benefits as detailed below. As a result, a significant proportion of the Executive Directors' remuneration packages are performance-related. Salaries and performance-related remuneration are reviewed annually and any changes effected from 1 April.

In March 2005 the Remuneration Committee undertook a fundamental review of both the structure and level of remuneration payable to the Executive Directors. The Monks Partnership was retained to provide relevant benchmark data from 20 comparable companies and competitors. It was agreed in principle that remuneration should be considered as a total package including basic pay, cash bonus and equity incentivisation. It is the Committee's policy to provide an upper quartile total remuneration opportunity through competitive levels of fixed and variable performance-related remuneration.

The results of the review and levels of remuneration in respect of the forthcoming year commencing 1 April 2005 are detailed later in this report.

Share incentives

The Group has a number of share incentive schemes, of which all members of staff, including the Executive Directors, are potential beneficiaries. These include:

- an Employee Share Option Scheme ("ESOS");
- a Long-Term Incentive Plan ("LTIP"); and
- an All-Employee Share Ownership Plan.

During the year, the Company did not grant any share options under the Employee Share Option Scheme to Executive Directors and does not intend to make any grants under this scheme to the Executive Directors in the next financial year.

In addition, the Group has established an Inland Revenue approved subsidiary share option scheme to incentivise full-time employees of StreamShield Networks Limited which, if fully extended, will account for a maximum of 10% of the equity of StreamShield. These employees do not participate in any other Detica share incentive schemes.

When awarding share incentives, the Remuneration Committee ensures that over the medium to long-term, awards that will be satisfied by new issue shares are not granted over more than 1% per annum on average of the issued share capital of the Company. However in the short-term, awards may be made which will exceed 1% in any one particular year.

Since flotation in April 2002, potentially dilutive share incentives have been awarded and are still outstanding over 537,743 shares amounting to 2.4% of the issued share capital of the Company.

The Detica Group Employee Trust will make shares available to cover the accumulated anticipated LTIP entitlement at 31 March 2005 from the shares it holds which are not already set aside to cover other awards made under the Employee Share Option Scheme and All-Employee Share Ownership Plan. It is anticipated that future awards under the LTIP will be satisfied by new issue shares.

Components of remuneration

Basic salary

Basic salary for each Executive Director is based on externally benchmarked market data for comparable companies operating in IT services, management consulting and relevant high-tech sectors, taking into account individual performance, experience and achievement of objectives.

The salaries of Tom Black and Mandy Gradden for the last two financial years are set out in the table on page 34.

The benchmarking exercise undertaken in March 2005 provided the Remuneration Committee with relevant comparable data which identified that the existing salaries of the Executive Directors were significantly below marketplace comparators. In addition, the Committee considered the excellent performance of the Group over the last two years and its increasing size and complexity and the specific experience of the Executive Directors which is critical to the Group's continued success when agreeing salaries for the year commencing 1 April 2005. With effect from 1 April 2005, Tom Black's salary is £250,000 an increase of 13.6% and Mandy Gradden's salary is £175,000 an increase of 16.6%.

Pension

Tom Black is a member of the Group's Executive Pension Plan, a money purchase scheme which provides for age-related contributions of between 10% and 20% of basic salary. Mandy Gradden is a member of the Group Personal Pension Scheme, a money purchase scheme which provides for contributions of up to 13.75% of basic salary.

During the year, Company contributions amounted to £31,000 for Tom Black and £19,700 for Mandy Gradden.

Benefits

Benefits include the provision of a car allowance, payment for private fuel, life assurance, partner life cover, travel insurance, personal accident insurance, permanent health insurance and private medical insurance.

Performance-related remuneration

(i) Annual performance-related cash bonus

The Group operates a discretionary cash bonus scheme for all staff. Criteria which dictate the level of annual performance-related cash bonus awarded to the Executive Directors are defined and agreed by the Remuneration Committee as:

- EPS growth;
- turnover growth; and
- to a lesser extent, performance against personal objectives.

The cash bonus awarded to each of the Executive Directors in each of the last two financial years is set out in the table on page 34. The maximum cash bonus award under the scheme for the year just ended was 60% of base salary for Tom Black and 50% of base salary for Mandy Gradden. The actual cash bonus awarded amounted to 57% (2004: 50%) of base salary for Tom Black and 35% (2004: 27%) of base salary for Mandy Gradden.

In order to ensure that the remuneration packages of the Executive Directors are increasingly dependent on performance, for the year ended 31 March 2006, the maximum annual performance-related cash bonus levels are 100% of salary for Tom Black and 60% of salary for Mandy Gradden. In order to receive the maximum bonus, 125% of target performance must be achieved in 2006. Target performance is based on annual fully diluted EPS growth, annual revenue growth, both of which carry a 40% weighting and the achievement of personal objectives which carries a 20% weighting. A sliding scale of bonus payments will be made if 2006 performance is between 90% and 125% of target. If performance is below 90% of target, no bonus is awarded.

If target performance is achieved, a 60% cash bonus is payable to Tom Black and a 36% bonus is payable to Mandy Gradden. Target performance is in itself challenging and in order to receive the maximum bonuses as detailed above performance will need to be exceptional.

A similar scheme applies to other senior employees of the Group.

(ii) Share incentives
Details of the entitlements of the Executive Directors under the LTIP and ESOS as at the end of the financial year and movements in the year are given on page 35.

During the year the Group granted awards over 5,000 shares under the LTIP to Mandy Gradden based on her performance in the year ended 31 March 2004. The awards will be payable in shares at the end of a vesting period subject to the satisfaction of performance conditions, and continued employment, as described on page 35.

LTIP awards will be made in June 2005 relating to the Executive Directors' performance in the year ended 31 March 2005 which will equate to 15,000 shares (approximately 50% of 2005 base salary) for Tom Black and 7,000 shares (approximately 35% of 2005 base salary) for Mandy Gradden.

The awards will vest fully if the Group's compound earnings per share growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds inflation by 15% per annum. If it exceeds inflation by an average of 10% per annum, the award will vest as to 50% of the maximum (which the Committee considers an appropriate level of vesting for achieving this level of EPS growth). If average EPS growth exceeds inflation by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds inflation by less than 10% per annum.

EPS was chosen as it is a key indicator of the Group's underlying financial performance. The extent to which the performance condition is satisfied will be reviewed by a third party to ensure independent verification. The Committee is cognisant of the impact of changing to International Financial Reporting Standards in the coming financial year on the EPS based performance conditions and will liaise with its external advisors to determine the correct approach to take these changes into account.

LTIP awards in respect of performance for the year to 31 March 2006 will be made in June 2006. The maximum value of LTIPs to be awarded to Tom Black will be now capped at 100% of basic salary and to Mandy Gradden at 60% of basic salary. Previously both were capped at the scheme limit of 200%. In order to receive the maximum award, 125% of target performance must be achieved in 2006. The targets and sliding scales are identical to those established for the annual performance-related cash bonus as set out above. The vesting conditions in respect of any LTIP award made will be agreed at the date of award in June 2006.

A similar scheme applies to other senior employees of the Group.

Non-Executive Directors
The remuneration of the Chairman which takes the form solely of fixed salary is set by the Remuneration Committee. The remuneration of the other Non-Executive Directors again takes the form solely of a fixed salary, which is set by the Board, having taken advice on appropriate levels. Directors are not involved in discussions relating to their own salary or benefits.

Service contracts
The service agreements and letters of appointment of the Directors include the following terms:

	Date of contract	Notice period	Unexpired term
Non-Executive			
Chris Conway	8 July 2004	–	2 years, 2 months
Chris Banks	8 July 2004	–	2 years, 2 months
Mark Mayhew	1 May 2003	–	1 year, 2 months
Executive			
Tom Black	20 September 2001	6 months	Rolling
Mandy Gradden	16 June 2003	6 months	Rolling

The Executive Directors are subject to rolling contracts and offer themselves for re-election at least every three years in accordance with the Company's Articles of Association. Payments on termination for Executive Directors are restricted to the value of salary and contractual benefits for the notice period. There are no other predetermined provisions for Executive Directors with regard to compensation in the event of loss of office.

None of the Non-Executive Directors has a service agreement. Letters of Appointment provide for an initial period of three years, subject to review. In July 2004, the initial period in respect of Chris Conway and Chris Banks was extended by three years, to expire on the date of the 2007 Annual General Meeting. Payments on termination arise in certain circumstances but are restricted to the value of salaries accruing between the date of termination and the next Annual General Meeting.

Directors' interest in shares

Directors had the following beneficial and family interests in the issued share capital of the Company. There have been no changes between the end of the financial year and the date of this report.

At 31 March	Ordinary shares of 2p each 2005	Ordinary shares of 2p each 2004
Non-Executive		
Chris Conway	47,336	47,336
Chris Banks	40,000	40,000
Mark Mayhew	3,000	–
Executive		
Tom Black	1,342,836	1,442,836
Mandy Gradden	970	970

Performance graph

The following graph shows the total shareholder return (with dividends reinvested) from 30 April 2002, the date of the Company's flotation on the London Stock Exchange against the corresponding change in a hypothetical holding in shares in both the FTSE Small Cap Index and the FTSE Software and Computer Services Index.

The FTSE Small Cap and FTSE Software and Computer Services indices both represent broad equity indices in which the Company is a constituent member. Inclusion of the FTSE Small Cap Index gives a market capitalisation-based perspective, whilst the FTSE Software and Computer Services Index gives an industry sector perspective. The share price of the Company at 30 April 2002 (being the date of the Company's flotation) was 400 pence and at 31 March 2005 was 740 pence.

Total shareholder return


250
200
150
100
50
02
Dec 02
Jul 03
Feb 04
Sep 04
Mar 05
Detica Group
FTSE Small Cap
FTSE Software and Computer Services

Information subject to audit

Remuneration

The remuneration of the Directors was as follows:

Year ended 31 March	Salary 2005 £'000	Salary 2004 £'000	Bonus 2005 £'000	Bonus 2004 £'000	Benefits 2005 £'000	Benefits 2004 £'000	Fees 2005 £'000	Fees 2004 £'000	Subtotal 2005 £'000	Subtotal 2004 £'000	Pension 2005 £'000	Pension 2004 £'000	Total 2005 £'000	Total 2004 £'000
Non-Executive														
Chris Conway	60	60	–	–	–	–	–	–	60	60	–	–	60	60
Chris Banks	30	30	–	–	–	–	–	–	30	30	–	–	30	30
Mark Mayhew (from 1 May 2003)	30	28	–	–	–	–	–	–	30	28	–	–	30	28
Simon Leefe (until 1 May 2003)	–	–	–	–	–	–	–	1	–	1	–	–	–	1
Executive														
Tom Black	220	200	125	100	15	15	–	–	360	315	31	28	391	343
Mandy Gradden (from 17 July 2003)	150	99	53	27	12	9	–	–	215	135	20	11	235	146
Andrew Alcock (until 17 July 2003)	–	46	–	–	–	4	–	–	–	50	–	4	–	54
	490	463	178	127	27	28	–	1	695	619	51	43	746	662

Director's fees for Simon Leefe were paid to Candover Services Limited.

Directors' interests in share options

As at the year end and the date of this report, the interests of the Directors in options to subscribe for ordinary shares under the share incentive schemes detailed above were as follows:

Director	Date of grant	Market value at date of grant	Options held at 1 April 2004	Granted during the year	Options held at 31 March 2005	Exercise price	Performance conditions	Earliest exercise date	Expiry date
Tom Black*	13/08/03	420p	12,500	–	12,500	1p	1	13/08/06	13/08/13
Tom Black*	13/08/03	420p	12,500	–	12,500	1p	1	13/08/07	13/08/13
Mandy Gradden**	13/08/03	420p	32,500	–	32,500	420p	2	13/08/06	13/08/13
Mandy Gradden**	13/08/03	420p	32,500	–	32,500	420p	2	13/08/07	13/08/13
Mandy Gradden*	13/08/03	420p	3,300	–	3,300	1p	1	13/08/06	13/08/13
Mandy Gradden*	13/08/03	420p	3,300	–	3,300	1p	1	13/08/07	13/08/13
Mandy Gradden*	29/06/04	577.5p	–	2,500	2,500	1p	1	29/06/07	29/06/14
Mandy Gradden*	29/06/04	577.5p	–	2,500	2,500	1p	1	29/06/08	29/06/14

* Award granted under the LTIP
**Award granted under the ESOS

Performance conditions

1 The awards will vest fully, subject to continued employment, if the Group's compound earnings per share growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds inflation by 15% per annum. If it exceeds inflation by an average of 10% per annum, the award will vest as to 50% of the maximum. If average EPS growth exceeds inflation by between 10% and 15% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds inflation by less than 10% per annum.

2 The options will vest fully, subject to continued employment, if the Group's compound earnings per share growth over the three years from grant (measured by reference to EPS in the year immediately prior to grant) exceeds inflation by 10% per annum. If it exceeds inflation by an average of 5% per annum, the award will vest as to 50% of the maximum. If average EPS growth exceeds inflation by between 5% and 10% growth, then the award will vest proportionately. The award will not vest at all if average EPS growth exceeds inflation by less than 5% per annum.

During the year, the Company's share price varied between 783.5 pence and 540 pence, averaged 635.2 pence and ended the year at 740 pence.

Approved by the Board and signed on its behalf:



Chris Conway
Chairman, Remuneration Committee
20 May 2005

Statement of Directors' responsibilities

Company law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the accounts on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Approved by the Board and signed on its behalf:



John Woollhead
Company Secretary
20 May 2005

Independent auditors' report

We have audited the Group's financial statements for the year ended 31 March 2005 which comprise the Group profit and loss account, Group statement of total recognised gains and losses, Group balance sheet, Company balance sheet and Group cash flow statement, and the related notes 1 to 23. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable United Kingdom law and accounting standards as set out in the statement of Directors' responsibilities in relation to the financial statements.

Our responsibility is to audit the financial statements and the part of the Directors' remuneration report to be audited in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding Directors' remuneration and transactions with the Group is not disclosed.

We review whether the Corporate governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Chairman's statement, Chief Executive's review and Financial review, Directors' report, Corporate governance statement and unaudited part of the Directors' Remuneration report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration report to be audited.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 March 2005 and of the profit of the Group for the year then ended; and
- the financial statements and the part of the Directors' Remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP, Registered Auditor
Reading
20 May 2005



Group profit and loss account

for the year ended 31 March 2005

	Notes	2005 £'000	2004 £'000
Turnover	2	71,027	53,523
Net operating costs before amortisation of goodwill		(62,311)	(44,767)
Amortisation of goodwill	9	(653)	(435)
Net operating costs	3	(62,964)	(45,202)
Operating profit		8,063	8,321
Bank interest receivable		718	455
Interest payable on bank loans and overdrafts		–	(1)
Profit on ordinary activities before taxation		8,781	8,775
Taxation		(2,863)	(2,894)
Exceptional tax credit on employee exercise of share options		905	1,736
Tax on profit on ordinary activities	4	(1,958)	(1,158)
[illegible]t on ordinary activities after taxation		6,823	7,617
Equity minority interest	11	48	–
Profit for the year		6,871	7,617
Equity dividends	6	(1,359)	(1,207)
Profit retained for the financial year	16	5,512	6,410
Earnings per share	7		
Basic		32.1p	36.8p
Diluted		31.3p	35.3p
Adjusted for the impact of goodwill amortisation:			
Basic		35.2p	39.0p
Diluted		34.3p	37.3p
Adjusted for the impact of goodwill amortisation and the exceptional tax credit on employee share option exercise:			
Basic		30.9p	30.6p
Diluted		30.2p	29.3p

Group statement of total recognised gains and losses

There are no recognised gains or losses other than the profit attributable to the shareholders of the Group of £6,871,000 in the year ended 31 March 2005 (2004: £7,617,000). The implementation of UITF 38, as described in note 1, has led to a reduction in reported reserves of £1,326,000 at 1 April 2004.

Group balance sheet

at 31 March 2005

	Notes	2005 £'000	Restated (note 1) 2004 £'000
Fixed assets			
Intangible assets	9	2,176	2,829
Tangible assets	10	5,739	3,676
		7,915	6,505
Current assets			
Stocks	12	920	1,125
Debtors	13	20,079	14,853
Cash at bank and in hand		21,501	17,740
		42,500	33,718
Creditors: amounts falling due within one year	14	17,283	13,379
Net current assets		25,217	20,339
Total assets less current liabilities		33,132	26,844
Capital and reserves			
Called up share capital	15	447	447
Share premium	16	17,196	17,196
Capital redemption reserve	16	747	747
Profit and loss reserve	16	14,750	8,454
Equity shareholders' funds		33,140	26,844
Equity minority interest	11	(8)	–
Total capital employed		33,132	26,844

For and on behalf of the Board on 20 May 2005





Tom Black
Chief Executive

Mandy Gradden
Finance Director

Company balance sheet

at 31 March 2005

	Notes	2005 £'000	Restated (note 1) 2004 £'000
Fixed assets			
Investments	11	16,636	14,836
Current assets			
Debtors	13	5,246	6,437
Cash at bank and in hand		–	46
		5,246	6,483
Creditors: amounts falling due within one year	14	935	841
Net current assets		4,311	5,642
Total assets less current liabilities		20,947	20,478
Capital and reserves			
Called up share capital	15	447	447
Share premium	16	17,196	17,196
Capital redemption reserve	16	747	747
Profit and loss reserve	16	2,557	2,088
Equity shareholders' funds		20,947	20,478

For and on behalf of the Board on 20 May 2005





Tom Black
Chief Executive

Mandy Gradden
Finance Director

Group cash flow statement

for the year ended 31 March 2005

	Notes	2005 £'000	Restated (note 1) 2004 £'000
Cash inflow from operating activities	17(a)	8,492	8,349
Returns on investments and servicing of finance			
Interest received		692	455
Interest paid		–	(1)
Net cash inflow from returns on investments and servicing of finance		692	454
Taxation			
Corporation tax paid		(869)	(2,521)
Capital expenditure			
Payments to acquire tangible fixed assets		(3,907)	(2,038)
Acquisitions			
Purchase of subsidiary undertaking		–	(2,855)
Net cash acquired with subsidiary undertaking		–	119
		–	(2,736)
Equity dividends paid		(1,242)	(999)
Net cash inflow before financing		3,166	509
Financing			
Payments to acquire own shares		–	(374)
Proceeds from disposal of own shares		555	1,013
Proceeds from issue of shares in subsidiary to minority interest		40	–
Net cash inflow from financing		595	639
Increase in cash	17(c)	3,761	1,148

Notes to the financial statements

at 31 March 2005

1 Accounting policies

The principal accounting policies are set out below and have been applied consistently throughout the year and the preceding year, with the exception of the accounting policy for own shares (see below).

Change in accounting policy

The Group has adopted Urgent Issues Task Force Abstract 38 "Accounting for ESOP Trusts" ("UITF 38"), effective from 1 April 2004. UTIF 38 requires that the consideration paid by employee share ownership plan ("ESOP") trusts to acquire Detica shares to be deducted from shareholders' funds and that no gains or loss should be recognised on the purchase, sale, issue or cancellation of Detica's own shares. Previously own shares held by the Employee Trust were classified as a fixed asset investment and their carrying value was reviewed periodically for impairment and any impairment losses were recorded in the profit and loss account.

Own shares held by the Employee Trust with a book value at 31 March 2004 of £1,326,000 have been reclassified from fixed asset investments to shareholders' funds, resulting in a corresponding reduction in the Group's net assets, as reported above. Comparative figures in the balance sheets, cash flow and related notes have been restated.

[illegible]e same time, the Group adopted the revised UITF Abstract 17 "Employee Share Schemes" which requires that long term incentive plan awards satisfied by shares held by the Employee Trust be charged to the profit and loss account not at the cost of the shares to the Trust, but at the intrinsic value to employees at the date of grant. This has had the effect of increasing the charge in the profit and loss account for LTIPs by approximately £155,000 for the year just ended. The impact on the prior year profit and loss account is insignificant.

Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable Accounting Standards.

Basis of consolidation

The Group accounts consolidate the accounts of Detica Group plc and all its subsidiary undertakings (together "the Group") drawn up to 31 March 2005. The results of subsidiaries acquired are included from the date at which control passed to the Group.

No profit and loss account is presented for Detica Group plc ("the Company") as permitted by section 230 of the Companies Act 1985.

Goodwill

Purchased goodwill arising on the acquisition of subsidiary undertakings is the difference between the fair value of net assets acquired and the fair value of consideration paid. Goodwill is capitalised as an intangible asset and amortised over its useful economic life which is estimated by the Directors and which will vary depending on the [illegible]isition. Prior to the adoption in 1998 of FRS 10, Goodwill and Intangible Assets, goodwill was (and remains) [illegible]en off directly against reserves.

Derivative instruments

The Group uses forward foreign currency contracts to reduce exposure to foreign exchange rates. The Group's criteria for forward foreign currency contracts are:

- the instrument must be related to a foreign currency asset or liability that is probable and whose characteristics have been identified;
- it must involve the same currency as the hedged item; and
- it must reduce the risk of foreign currency exchange movements on the Group's operations.

The rates under such contracts are used to record the hedged item. As a result, gains and losses are offset against the foreign exchange gains and losses on the related financial assets and liabilities or, where the instrument is used to hedge a committed, or probable, future transaction, gains and losses are deferred until the transaction occurs.

Turnover

Turnover derived from professional fees billed to clients on a time and materials or fixed-price basis represents the value of work completed, including attributable profit, based on the stage of completion achieved on each project. For time and materials projects, turnover is recognised as services are performed. For fixed-price projects, turnover is recognised according to the stage of completion which is determined using the percentage-of-completion method based on the Directors' assessment of progress against key project milestones and risks, and the ratio of costs incurred to total estimated project costs.

Turnover from support contracts is spread evenly over the period of the support contract.

Turnover from the sale of products is recognised on delivery of the equipment to customers.

1 Accounting policies continued

Turnover continued

In accordance with Application Note G of FRS 5 "Accounting for the substance of transactions", to the extent that the Group acts as principal in the transaction, turnover from recharging to clients the cost of specialist managed subcontractors, the purchase of software or hardware for client assignments and staff expenses incurred in the performance of client assignments, together with associated mark-up (if applicable), is recognised as these costs are incurred. Where the Group acts as agent in the transaction, only the mark up is recognised as Group turnover.

Income is accrued where these revenue recognition policies result in the recognition of revenue before invoices are sent to clients. The cumulative impact of any revisions to the estimate of percentage-of-completion of any fixed-price contracts is reflected in the period in which such impact becomes known.

Amounts recoverable on contracts

Amounts recoverable on contracts represents turnover recognised to date less amounts invoiced. Full provision is made for known or anticipated project losses.

Deferred income

Deferred income represents amounts received in advance less turnover recognised to date on support contracts.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost includes direct project costs and staff costs plus attributable overheads based on a normal level of activity.

Research and development

Research and development costs are written off in the period in which they are incurred unless they are to be reimbursed by clients.

Depreciation

Depreciation is charged on the following bases to reduce the cost of the Group's tangible fixed assets to their net realisable values over the estimated useful lives at the following rates:

Leasehold premises	10% straight line
Office furniture and equipment	20% straight line
Computers, ancillary equipment and electronic test equipment	20–33% straight line

Taxation

The charge for taxation is based on the profit for the period and takes into account taxation deferred because of timing differences between the recognition of certain items for taxation and accounting purposes.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more, tax, except that deferred tax assets are recognised only to the extent that the Directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which timing differences reverse, based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Foreign currencies

Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Transactions in foreign currencies are translated into sterling at the rate of exchange ruling at the date of the transaction. All exchange differences are dealt with through the profit and loss account.

Pension costs

The Group operates a defined contribution pension scheme for certain Directors and employees and makes contributions to a Group personal pension plan for the majority of employees. Pension costs are calculated annually and charged in the profit and loss account as they arise.

Lease commitments and hire purchase contracts

Payments under operating leases are charged to the profit and loss account as incurred.

2 Turnover

Turnover is attributable to one continuing activity, the provision of IT services and solutions. Turnover by origin, operating results and net assets all relate to operations within the UK.

Analysis of turnover by geographical market is given below:

	2005 £'000	2004 £'000
United Kingdom	64,731	50,201
United States of America	4,850	3,078
Rest of Europe	1,085	244
Rest of World	361	–
	71,027	53,523

3 Net operating costs

	2005 £'000	2004 £'000
Project costs	11,004	7,149
Staff costs (note 8)	36,939	27,150
Depreciation of owned fixed assets (note 10)	1,743	1,441
Amortisation of goodwill (note 9)	653	435
Other operating charges	10,835	7,350
Operating lease rentals		
– Plant and machinery	324	314
– Other	1,285	1,260
Auditors' remuneration		
– audit services	61	47
– non audit services	120	56
	62,964	45,202

Auditors' remuneration noted above includes £29,000 (2004: £25,000) related to the audit of the parent company. Non-audit fees relate to taxation advice, advice on the establishment of the StreamShield Networks share option plan, advice on the transition to IFRS and the auditors' review of the half year statement.

Within the net operating costs presented above is £2,912,000 (2004: £1,867,000) relating to the Group's research and development activities.

4 Tax on profit on ordinary activities

	2005 £'000	2004 £'000
UK corporation tax		
Current tax on income of this year	1,894	1,148
Adjustments in respect of prior years	22	38
	1,916	1,186
Deferred tax		
Deferred tax on income of this year	62	(3)
Adjustments in respect of prior years	(20)	(25)
	42	(28)
	1,958	1,158

4 Tax on profit on ordinary activities continued

The principal factors affecting the tax charge for the year are described below:

	2005 £'000	2004 £'000
Group profit on ordinary activities before taxation	8,781	8,775
Tax on Group profit on ordinary activities before taxation at 30% (2004: 30%)	2,634	2,633
Tax effects of:		
– Expenses not deductible for tax purposes	145	153
– Brought forward tax losses	(258)	–
– US start up losses	176	–
– Accounting depreciation (lower than) / in excess of tax depreciation	(95)	32
– Other timing differences	(100)	(65)
– Adjustments in respect of prior years	22	38
– Goodwill amortisation	196	131
Other differences	101	–
Exceptional tax credit relating to exercise of share options	(905)	(1,736)
Total current tax charge	1,916	1,186

At 22.2% (2004: 13.2%) the effective tax rate for the Group has once again benefited from an exceptional tax credit of £905,000 (2004: £1,736,000). This represents a statutory deduction equivalent to the profits made by employees on exercise of share options. The credit was unusually large in 2004 because a significant number of pre-float options were exercised during that year. In future years, the magnitude of this tax credit will depend on the number of options exercised by employees as well as the share price at the time of exercise. In 2006, a maximum of 375,000 options with an average exercise price of 217 pence will be exercisable.

Deferred tax

The deferred taxation asset at 30% (2004: 30%) is analysed over the following timing differences:

	Unprovided 2005 £'000	Unprovided 2004 £'000	Provided 2005 £'000	Provided 2004 £'000
Decelerated capital allowances	121	–	65	73
Other timing differences	143	–	–	34
Tax losses	3,733	4,230	–	–
	3,997	4,230	65	107

Unprovided deferred tax relates mainly to carried forward unutilised Rubus trading losses totalling £12.0 million (2004: £12.9 million). This asset has not been recognised on the basis that there is insufficient evidence that the asset will be recoverable as at the balance sheet date and will only be recognised with improved predictability of taxable profits in the foreseeable future.

Movements in the deferred taxation asset during the year were as follows:

	2005 £'000	2004 £'000
At 1 April	107	79
Profit and loss account	(42)	28
At 31 March (note 13)	65	107

5 Profit attributable to members of the parent company

The profit for the period dealt with in the accounts of the parent company, before accounting for dividends, was £1,273,000 (2004: £2,024,000).

6 Dividends

	2005 £'000	2004 £'000
Ordinary shares		
Interim paid (2.1p (2004: 1.8p) per ordinary share)	450	415
Final proposed (4.2p (2004: 3.7p) per ordinary share)	909	792
Equity dividends (6.3p (2004: 5.5p) per ordinary share)	1,359	1,207

During the year, the Employee Benefit Trust waived equity dividends totalling £42,000 (2004: £74,000) which has been deducted in arriving at the above figures.

7 Earnings per share

The calculation of earnings per share on page 38 is based on the following data:

Number of shares	2005 Number '000	2004 Number '000
Weighted average number of shares in issue	22,353	22,353
Weighted average number of shares held by the Employee Benefit Trust	(956)	(1,681)
Basic weighted average shares in issue	21,397	20,672
Dilutive effect of share options	526	894
Diluted weighted average shares in issue	21,923	21,566

	2005 £'000	2004 £'000
Earnings		
Profit retained for the year	5,512	6,410
Dividend on ordinary shares	1,359	1,207
Earnings used in basic and diluted earnings per share	6,871	7,617
Adjusted earnings		
Earnings used in basic earnings per share	6,871	7,617
– add back amortisation of goodwill	653	435
Subtotal	7,524	8,052
Deduct exceptional tax credit	(905)	(1,736)
Adjusted earnings used in basic and diluted earnings per share	6,619	6,316

Two measures of adjusted earnings per share, firstly excluding goodwill amortisation and secondly excluding goodwill amortisation and the exceptional tax credit, have also been included on page 38 as the Directors consider these figures to be helpful for a better understanding of the performance of the Group.

8 Staff costs

	2005 £'000	2004 £'000
Wages and salaries	31,320	22,823
Social security costs	3,253	2,548
Pension costs	2,366	1,779
	36,939	27,150

The number of employees (excluding Non-Executive Directors) during the year was as follows:

	2005 Number	2004 Number
Revenue earners	461	344
Support staff	80	63
Average number of employees	541	407
Number of employees at 31 March	582	492

8 Staff costs continued

Group pension arrangements

The Group contributes to a Group personal pension plan for the majority of employees and also operates a number of defined contribution pension schemes for some Directors and employees. The assets of occupational pension schemes are held separately from those of the Group in independently administered funds.

The pension charge for the year was £86,000 (2004: £83,000) for the defined contribution schemes and £2,280,000 (2004: £1,696,000) for the payments to the Group personal pension plan. The unpaid contributions outstanding at the year end were £1,000 (2004: £31,000).

9 Intangible assets

	£'000
Cost	
At 1 April 2004 and 31 March 2005	3,264
Amortisation	
At 1 April 2004	435
Charge for the year	653
At 31 March 2005	1,088
Net book value	
At 31 March 2005	2,176
At 1 April 2004	2,829

This goodwill, which relates to the acquisition of Rubus in August 2003, is being amortised over its useful life which is estimated to be five years.

10 Tangible fixed assets

	Leasehold premises £'000	Office furniture and equipment £'000	Computers, ancillary equipment and electronic test equipment £'000	Total £'000
Cost				
At 1 April 2004	2,617	1,117	5,898	9,632
Additions	621	221	3,065	3,907
Disposals	(671)	(168)	(1,692)	(2,531)
At 31 March 2005	2,567	1,170	7,271	11,008
Depreciation				
At 1 April 2004	1,379	661	3,916	5,956
Charge for the year	283	156	1,304	1,743
Disposals	(587)	(152)	(1,691)	(2,430)
At 31 March 2005	1,075	665	3,529	5,269
Net book value				
At 31 March 2005	1,492	505	3,742	5,739
At 1 April 2004	1,238	456	1,982	3,676

11 Investments

	Company £'000
Shares in Group undertakings	
At 1 April 2004	14,836
Additions	1,800
At 31 March 2005	16,636

11 Investments continued

The addition in the year represents the Company's subscription for 18,000,000 shares in StreamShield Networks Limited in October 2004. At the same time, StreamShield Networks Limited issued a total of 400,000 shares to Sir Stephen Lander and Simon Gawne, both Directors of that entity, for an aggregate cash consideration of £40,000. At the same time options over 1,170,000 ordinary shares in StreamShield Networks Limited were issued to incentivise employees of that company.

Shares in Group undertakings represent the Company's investment in the following entities, all of which operate principally in their country of incorporation.

Company name	Country of incorporation	Principal activity	Proportion of ordinary share capital held
Detica Limited	England and Wales	Specialist IT consultancy	100%
StreamShield Networks Limited (formerly Detica (IPR) Limited)	England and Wales	Internet content security	97.8%
[illegible]a Inc*	USA	Specialist IT consultancy	100%
Detica System Integration Limited (formerly Detica (Rubus) Limited)*	England and Wales	Specialist IT consultancy	100%
Detica Holdings Limited	England and Wales	Holding company	100%
Rubus Limited	England and Wales	Holding company	100%
Detica (IPR) Limited (formerly StreamShield Networks Limited)*	England and Wales	Dormant	97.8%
StreamShield Limited*	England and Wales	Dormant	97.8%
StreamShield Networks Inc.*	USA	Dormant	97.8%

*Held indirectly via intermediate holding companies.

12 Stocks

	2005 £'000	2004 £'000
Work in progress	920	1,125

13 Debtors

	Group 2005 £'000	Group 2004 £'000	Company 2005 £'000	Company 2004 £'000
T[illegible]e debtors	15,198	10,440	–	–
Amounts owed by subsidiary undertaking	–	–	5,246	6,414
Other debtors	318	270	–	–
Amounts recoverable on contracts	3,454	2,999	–	–
Current corporation tax	–	229	–	–
Deferred tax asset (note 4)	65	107	–	–
Prepayments and accrued income	1,044	808	–	23
	20,079	14,853	5,246	6,437

Included within amounts recoverable on contracts is accrued profit of £772,000 (2004: £770,000).

14 Creditors: amounts falling due within one year

	Group 2005 £'000	Group 2004 £'000	Company 2005 £'000	Company 2004 £'000
Payments received on account	2,515	2,991	–	–
Deferred income	595	218	–	–
Trade creditors	3,572	1,862	5	5
Current corporation tax	818	–	–	–
Dividends payable (note 6)	909	792	909	792
Social security and other taxes	3,849	3,421	–	–
Accruals	5,025	4,095	21	44
	17,283	13,379	935	841

15 Share capital

	2005 Number '000	2004 Number '000	2005 £'000	2004 £'000
Authorised				
Ordinary shares of 2p each	35,000	35,000	700	700
Allotted, called-up and fully paid				
Ordinary shares of 2p each	22,353	22,353	447	447

The number of ordinary shares in issue at 31 March 2005 was 22,352,733.

Share options

The Company has a number of share option schemes over which options to subscribe for the Company's shares or purchase shares from the Employee Benefit Trust have been granted to Directors and staff. Options granted by the Company and by the Employee Benefit Trust under the share option schemes at 31 March 2005 were as follows:

Granted during the year ended 31 March	Options at 1 April 2004	Granted in the year	Exercised in the year	Lapsed in the year	Options at 31 March 2005	Exercise price	Exercisable in the period ended 31 March
Ordinary shares of 2p each							
2000	135,950	–	(126,900)	–	9,050	36.7p	2003–2010
2000	243,900	–	(243,900)	–	–	70.1p	2003–2010
2001	184,538	–	(86,635)	–	97,903	70.7p	2004–2011
2001	17,150	–	–	–	17,150	139.2p	2004–2011
2001	6,300	–	(850)	–	5,450	159.4p	2004–2011
2001	50,000	–	(22,900)	–	27,100	305.0p	2004–2011
2002	92,450	–	(44,100)	(2,050)	46,300	240.0p	2005–2012
2003	30,504	–	–	(5,503)	25,001	370.0p	2006–2013
2003	161,042	–	–	(12,554)	148,488	328.5p	2006–2013
2003	79,754	–	–	(3,411)	76,343	315.0p	2006–2013
2003	40,000	–	–	(5,000)	35,000	1.0p*	2006–2013
2004	227,621	–	–	(16,409)	211,212	366.0p	2007–2014
2004	102,600	–	–	(15,000)	87,600	1.0p*	2007–2014
2004	230,224	–	(30,000)	(60,000)	140,224	420.0p	2007–2014
2004	22,900	–	–	(3,000)	19,900	592.5p	2007–2014
2005	–	200,338	–	(16,663)	183,675	577.5p	2008–2015
2005	–	53,000	–	(16,000)	37,000	1.0p*	2008–2015
2005	–	50,000	–	–	50,000	744.5p	2008–2015
	1,624,933	303,338	(555,285)	(155,590)	1,217,396		
Granted by							
– Company	1,238,433	250,338	(311,385)	(119,590)	1,057,796		
– Employee Trust	386,500	53,000	(243,900)	(36,000)	159,600		
	1,624,933	303,338	(555,285)	(155,590)	1,217,396		

*Represents awards under the Group's LTIP.

The Employee Trust holds a total of 679,653 ordinary shares (2004: 1,234,938) which are available to satisfy options granted leaving 537,743 (2004: 389,995) potentially dilutive share options issued since the Company's flotation.

16 Reconciliation of shareholders' funds and movements on reserves

Group

	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Total shareholders' funds £'000
At 31 March 2003	447	17,196	747	3,291	21,681
Prior year adjustment (note 1, page 42)	–	–	–	(1,965)	(1,965)
At 1 April 2003	447	17,196	747	1,326	19,716
Profit for the year	–	–	–	7,617	7,617
Dividends	–	–	–	(1,207)	(1,207)
Reversal of LTIP charge included within profit for the year	–	–	–	79	79
Net proceeds from disposal of own shares	–	–	–	639	639
At 31 March 2004*	447	17,196	747	8,454	26,844
Profit for the year	–	–	–	6,871	6,871
Dividends	–	–	–	(1,359)	(1,359)
Reversal of LTIP charge included within profit for the year	–	–	–	229	229
Proceeds from disposal of own shares	–	–	–	555	555
At 31 March 2005	**447**	**17,196**	**747**	**14,750**	**33,140**

*Total shareholders' funds as previously stated were £28,170,000 before the prior year adjustment of £1,326,000 as described in note 1.

Company

	Share capital £'000	Share premium £'000	Capital redemption reserve £'000	Profit and loss reserve £'000	Total shareholders' funds £'000
At 31 March 2003	447	17,196	747	2,496	20,886
Prior year adjustment (note 1, page 42)	–	–	–	(1,864)	(1,864)
At 1 April 2003	447	17,196	747	632	19,022
Profit for the year	–	–	–	2,024	2,024
Dividends	–	–	–	(1,207)	(1,207)
Net proceeds from disposal of own shares	–	–	–	639	639
At 31 March 2004*	447	17,196	747	2,088	20,478
Profit for the year	–	–	–	1,273	1,273
Dividends	–	–	–	(1,359)	(1,359)
Proceeds from disposal of own shares	–	–	–	555	555
At 31 March 2005	**447**	**17,196**	**747**	**2,557**	**20,947**

* Total shareholders' funds as previously stated were £21,703,000 before the prior year adjustment of £1,225,000 as described in note 1.

The cumulative amount of goodwill written off directly to the Group profit and loss reserve at 31 March 2005 was £7,183,000 (2004: £7,183,000).

The cumulative reduction to the Group profit and loss reserve relating to Detica shares held by the Employee Trust was £771,000 (2004: £1,326,000). This represents a holding by the Employee Trust of 679,653 (2004: 1,234,938) shares, which, at 31 March 2005, had a market value of £5.0 million. The Employee Trust has agreed to make these shares available as follows:

	2005 '000	2004 '000
Ordinary shares of 2p each held to satisfy		
Options granted	458	1,024
Long term incentive plan awards	160	143
Future allotments to staff under the Group's share incentive schemes	62	68
	680	1,235

The disposals in the year relate to the exercise by employees of 555,285 options over shares held by the Employee Trust and which the Trust had agreed to make available.

17 Notes to the Group cash flow statement

a) Reconciliation of operating profit to net cash inflow from operating activities

	2005 £'000	2004 £'000
Operating profit	8,063	8,321
Amortisation of goodwill (note 9)	653	435
Depreciation of tangible fixed assets (note 10)	1,743	1,441
LTIP charge	229	79
Loss on disposal of tangible fixed assets (note 10)	101	–
Decrease in stocks	204	67
Increase in debtors and prepayments	(5,470)	(3,685)
Increase in creditors and accruals	2,969	1,691
Net cash inflow from operating activities	8,492	8,349

b) Analysis of net funds

	At 1 April 2004 £'000	Increase in cash £'000	At 31 March 2005 £'000
Cash	17,740	3,761	21,501

c) Reconciliation of net cash flow to movement in net funds

	2005 £'000	2004 £'000
Increase in cash in the period (note 17 (b))	3,761	1,148
Cash outflow from decrease in debt and lease financing	–	–
Change in net funds arising from cash flows	3,761	1,148
Movement in net cash	3,761	1,148
Opening net funds	17,740	16,592
Closing net funds	21,501	17,740

18 Derivatives and other financial instruments

Treasury activities are managed under policies and procedures approved and monitored by the Board. These are designed to reduce the financial risks faced by the Group, which primarily relate to foreign currency risk, interest rate risk and liquidity risk. The Group does not undertake any trading or speculative activity in financial instruments.

Short-term debtors, creditors and provisions due within one year have been excluded from the disclosure below.

Foreign currency risk
9% (2004: 6%) of the turnover of the Group is derived from customers outside the UK. Approximately 0.5% (2004: 0.3%) of turnover is invoiced in the foreign currencies of the customers involved. The Group's policy is to eliminate 50% of currency exposures on award of contract and 50% at the time customer invoices are raised, through forward currency contracts. All other turnover is denominated in sterling.

Changes in the fair value of instruments used as hedges are not recognised in the financial statements until the hedged position matures. There are no material gains or losses on hedges in the two years ended 31 March 2005 and, at 31 March 2005 and at 31 March 2004, there were no currency exposures requiring disclosure under FRS 13.

18 Derivatives and other financial instruments continued

Interest rate risk

The Group's policy is to fund its operations through the use of retained earnings, equity and bank debt. Currently there is no exposure to interest rate risk on debt. Group cash and liquid resource balances are invested on a floating rate basis to ensure immediate access to funds. The interest rate risk profile of the Group's financial assets and liabilities was as follows:

Financial assets

The Group's financial assets, represented entirely by cash balances at 31 March were as follows:

	2005 £'000	2004 £'000
Sterling denominated floating rate financial assets	21,244	17,551
Euro denominated floating rate financial assets	37	164
US dollar denominated floating rate financial assets	220	25
	21,501	17,740

Interest based on LIBOR is earned on the sterling floating rate financial assets. No interest is earned on the euro and US dollar bank balances. There were no differences between the book value and the fair value of the Group's financial assets at 31 March 2005 and 31 March 2004.

Financial liabilities

The Group did not have any financial liabilities at 31 March 2005 and 31 March 2004.

Liquidity risk

The Group's objective is to maintain a balance between continuity of funding and flexibility through the availability of overdrafts and bank loans. Short-term flexibility is achieved by overdraft facilities.

Borrowing facilities

The Group has an undrawn borrowing facility relating to an overdraft repayable on demand. The facilities available at 31 March in respect of which all conditions precedent had been met were as follows:

	2005 £'000	2004 £'000
Expiring in one year or less	5,000	5,865

19 Obligations under operating leases

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings 2005 £'000	Land and buildings 2004 £'000	Other assets 2005 £'000	Other assets 2004 £'000
Contracts expiring:				
Within one year	60	140	36	79
Between one and five years	573	455	122	116
After five years	869	869	–	–
	1,502	1,464	158	195

20 Post balance sheet events

On 1 April 2005, the Group acquired the business and selected assets of Extraprise UK Limited ("Extraprise UK"), a consultancy and systems integrator specialising in Customer Relationship Management (CRM) systems, for a cash consideration of £0.2 million. The acquisition involved the transfer of 35 staff, the UK client list and certain fixed assets to the Group. Subject to negotiation with Extraprise UK's former clients, the transaction is expected to include the transfer of certain ongoing client contracts to Detica.

21 Capital commitments
The Group had capital commitments of £1,144,000 at 31 March 2005 (2004: none).

22 Contingent liabilities
The Company has entered into cross-guarantee arrangements in respect of the banking and certain leasing facilities of the Group and is the representative member for Group registration for VAT purposes.

23 Related party transactions
The Group has entered into no significant related party contracts and there were no related party transactions during the year ended 31 March 2005.

Five-year history

	2005 £'000	Restated (note 1) 2004 £'000	Restated (note 1) 2003 £'000	Restated (note 1) 2002 £'000	Restated (note 1) 2001 £'000
Group profit and loss account					
Turnover	71,027	53,523	39,198	32,841	26,602
Net operating costs	(62,964)[f]	(45,202)[f]	(32,195)	(28,475)[b]	(21,920)
Operating profit	8,063	8,321	7,003	4,366	4,682
Net interest receivable	718	454	434	83	2
Profit on ordinary activities before taxation	8,781	8,775	7,437	4,449	4,684
Tax on profit on ordinary activities	(1,958)[a]	(1,158)[a]	(2,327)	(1,633)[c]	(1,450)
Profit on ordinary activities after taxation	6,823	7,617	5,110	2,816	3,234
Equity minority interest	48	–	–	–	–
Profit for the year	6,871	7,617	5,110	2,816	3,234
Dividends	(1,359)	(1,207)	(984)	(1,370)	(949)
Profit retained for the financial year	5,512	6,410	4,126	1,446	2,285
Earnings per share					
Adjusted basic (pence)[d]	30.9p	30.6p	26.8p	20.9p	17.0p
Adjusted diluted (pence)[d]	30.2p	29.3p	24.1p	19.6p	16.5p
Growth in adjusted diluted EPS (%)[d]	3%	22%	23%	19%	13%
Average headcount	541	407	307	270	220
Turnover growth	33%	37%	19%	23%	28%
Operating profit margin[e]	12.3%	16.4%	17.9%	17.8%	17.6%
Group balance sheet					
Goodwill	2,176	2,829	–	–	–
Tangible fixed assets	5,739	3,676	2,780	2,356	2,153
Fixed assets	7,915	6,505	2,780	2,356	2,153
Stocks	920	1,125	1,192	–	–
Debtors	20,079	14,853	9,697	9,357	8,427
Cash	21,501	17,740	16,592	6,306	6,643
	42,500	33,718	27,481	15,663	15,070
Creditors due within one year	17,283	13,379	10,545	9,852	8,664
Net current assets	25,217	20,339	16,936	5,811	6,406
Creditors due after more than one year	–	–	–	939	1,570
Provisions	–	–	–	–	16
Minority interest	8	–	–	–	–
Shareholders' funds	33,140	26,844	19,716	7,228	6,973

Notes

a) Including the effect of an exceptional tax credit of £905,000 in 2005 and £1,736,000 in 2004.

b) Including exceptional flotation expenses of £1,479,000 in 2002.

c) Including the effect of the tax credit on exceptional flotation expenses of £215,000 in 2002.

d) Earnings per share has been adjusted for the following items:
2005 – goodwill amortisation of £653,000 and exceptional tax credit of £905,000;
2004 – goodwill amortisation of £435,000 and exceptional tax credit of £1,736,000;
2002 – exceptional flotation expenses net of tax of £1,264,000; and
2000, 2001 and 2002 – the pro-forma effects of the sub-division and issue of ordinary shares on admission to the London Stock Exchange in April 2002.

e) Before accounting for goodwill amortisation of £653,000 in 2005 and £435,000 in 2004 and exceptional flotation expenses of £1,479,000 in 2002.

f) Includes the Group's investment in StreamShield Networks totalling £2,633,000 in 2005 and £495,000 in 2004.

Implementation of International Financial Reporting Standards (unaudited)

This information has not been subject to audit
In line with all other listed companies in the European Union, the Group is required to report its results in accordance with International Financial Reporting Standards adopted for use in the European Union ("IFRS") with effect from the start of its new financial year commencing 1 April 2005. Detica will therefore be reporting its interim results for the six months to 30 September 2005 and its full year accounts for the year ending 31 March 2006 under IFRS, together with the restated comparatives.

The unaudited provisional reconciliations and notes set out on pages 55 to 58 below identify the main differences between UK GAAP and IFRS as at, and for the IFRS comparative year ended, 31 March 2005. The reconciliations should be considered provisional given the uncertainty that currently exists regarding industry practice on capitalisation of development expenditure (see note 5 below) which has meant that Detica has not yet finalised its accounting policy in this area.

These unaudited provisional reconciliations have been prepared on the basis of all IFRSs issued as at the date of this report which are expected to be effective as at the time of the reporting of the interim and final financial statements for the year ended 31 March 2006. However, the IFRSs are the subject of ongoing review and endorsement by the European Commission and therefore may be subject to change.

Provisional reconciliation of the consolidated profit and loss account from UK GAAP to IFRS for the year ended 31 March 2005

	UK GAAP £'000	IFRS adjustments £'000	IFRS adjustments Notes	IFRS £'000
Turnover	71,027	(817)	1	70,210
Net operating costs	(62,964)	817	1	(61,879)
		(319)	2	
		(66)	3	
		653	4	
		–	5	
Operating profit	8,063	268		8,331
Interest receivable	718	–		718
Profit on ordinary activities before taxation	8,781	268		9,049
Tax on profit on ordinary activities	(1,958)	(74)	6	(2,032)
Profit on ordinary activities after taxation	6,823	194		7,017
Equity minority interest	48	–		48
Profit for the year	6,871	194		7,065
Equity dividends	(1,359)	116	7	(1,243)
Profit retained for the financial year	5,512	310		5,822
Earnings per share				
Basic	32.1p	0.9p		33.0p
Diluted	31.3p	0.9p		32.2p

Explanatory notes on the IFRS adjustments can be found on pages 57 and 58.

Provisional reconciliation of the consolidated balance sheet from UK GAAP to IFRS
at 31 March 2005

	UK GAAP £'000	IFRS adjustments £'000	IFRS adjustments Notes	IFRS £'000
Fixed assets				
Intangible assets	2,176	653	4	2,571
		–	5	
		(258)	6	
Tangible assets	5,739	–		5,739
	7,915	395		8,310
Current assets				
Stocks	920	–		920
Debtors	20,079	751	6	20,830
Cash at bank and in hand	21,501	–		21,501
	42,500	751		43,251
Creditors: amounts falling due within one year	17,283	598	3	16,972
		(909)	7	
Net current assets	25,217	1,062		26,279
Total assets less current liabilities	33,132	1,457		34,589
Capital and reserves				
Called up share capital	447	–		447
Share premium	17,196	–		17,196
Capital redemption reserve	747	–		747
Profit and loss reserve	14,750	1,457		16,207
Equity shareholders' funds	33,140	1,457		34,597
Equity minority interest	(8)	–		(8)
Total capital employed	33,132	1,457		34,589

Provisional reconciliation of the consolidated balance sheet from UK GAAP to IFRS
at 31 March 2004

	UK GAAP £'000	IFRS adjustments £'000	IFRS adjustments Notes	IFRS £'000
Fixed assets				
Intangible assets	2,829	–	5	2,829
Tangible assets	3,676	–		3,676
	6,505	–		6,505
Current assets				
Stocks	1,125	–		1,125
Debtors	14,853	482	6	15,335
Cash at bank and in hand	17,740	–		17,740
	33,718	482		34,200
Creditors: amounts falling due within one year	13,379	532	3	13,119
		(792)	7	
Net current assets	20,339	742		21,081
Total assets less current liabilities	26,844	742		27,586
Capital and reserves				
Called up share capital	447	–		447
Share premium	17,196	–		17,196
Capital redemption reserve	747	–		747
Profit and loss reserve	8,454	742		9,196
Equity shareholders' funds	26,844	742		27,586

Explanatory notes on the IFRS adjustments can be found on pages 57 and 58.

Transitional arrangements upon first time adoption of IFRS (IFRS 1)

In preparing these provisional reconciliations, the Group has utilised two exemptions available on first time adoption of IFRS, namely:

- the Group has elected not to apply retrospectively the provisions of IFRS 3, Business Combinations, to acquisitions that occurred prior to the Group's transition date of 1 April 2004 (namely the acquisition of Rubus in August 2003); and
- the Group has elected not to apply the provisions of IFRS 2, Share Based Payments, to share options granted on or before 7 November 2002.

Explanatory notes to the provisional IFRS adjustments

The IFRS primary financial statements have not been presented in a format consistent with IFRS but remain in line with the UK GAAP format. However the presentation shows the material adjustments between UK GAAP and IFRS, the basis of which are as follows:

1. Revenue (IAS 18)
Travel and subsistence costs amounting to £817,000 that were recharged directly to clients during the year are no longer recognised as either revenue or cost under IFRS.

2. Share-based payments (IFRS 2 and IAS 19)
Options
A charge of £319,000 has been made in the IFRS income statement to spread the fair value of share options issued since November 2002 and still outstanding at 1 April 2004 and those issued in the year to 31 March 2005 over the three and four year service obligations of those options. In calculating the fair value of these options, the Group has used a Monte Carlo model using the following inputs:

Expected option life	*5 – 6 years depending on vesting period*
Volatility	34 – 49% depending on date of grant
Risk free rate	3.6 – 5.2% depending on date of grant
Dividend yield	0.8 – 1.2% depending on date of grant

LTIPs
LTIPs have been valued on the basis of a Black-Scholes model using the above inputs. There is no material difference in the treatment of LTIPs under IFRS and a charge of £229,000 has been made under both UK GAAP and IFRS.

3. Holiday accruals (IAS 19)
Accruing for holiday pay was not required under UK GAAP but is required under IFRS. A charge of £66,000 relating to the movement in holidays that have accrued to Detica staff but have not yet been taken between 31 March 2004 (£532,000) and 31 March 2005 (£598,000) is recorded in the IFRS profit and loss account reconciliation.

4. Goodwill (IAS 36)
Under IFRS, goodwill has an indefinite life and is only written down when an annual impairment test suggests that the carrying value is overstated. The Rubus goodwill amortisation charge of £653,000 under UK GAAP is reversed under IFRS following an annual impairment review of the Rubus goodwill.

5. Research and development (IAS 38)
Under IAS 38, the Group is required to capitalise and amortise the development element of R&D costs providing certain criteria (such as proof of technical and commercial feasibility) are met. Previously under UK GAAP all R&D expenditure has been expensed as incurred irrespective of the tests referred to above.

Most R&D undertaken by the Group is funded by clients and therefore does not qualify for consideration. The notable exceptions in 2005 were StreamShield where we spent £1.9 million on development of Protector and the CSG product and our Technology Innovations and Competence Groups ("TIG") where the R&D expenditure amounted to £1.0 million. The Board has carefully considered the stage of development of the StreamShield products and the TIG developments and is currently of the opinion that neither set of expenditure would qualify for capitalisation under IFRS based on the stage of commercial feasibility reached.

Nonetheless, this is a sensitive area for the software and IT services sector and, as yet, no normal industry practice under IFRS has been established. The Board will monitor how practice evolves before finalising its accounting policy in this area. Progress in this regard will be reported with the half year results to September 2005.

Consequently, no adjustment has been made for capitalisation or amortisation in the provisional IFRS reconciliations. presented above.

6. Taxation effect of IFRS adjustments (IAS 12)
Under IAS 12 the following tax adjustments are required and result in a £74,000 net increase in the tax charge:

- the current year tax impact of brought forward Rubus losses amounting to a credit of £258,000 in the UK GAAP tax charge is treated under IFRS as a reduction in Rubus goodwill;
- a deferred tax asset is established for the holiday pay accrual; and
- the temporary difference between the recognition of the IFRS 2 charge for share based payments and the Group's expected future tax deduction under UK tax legislation is established as a deferred tax asset under IFRS calculated by reference to the intrinsic value of all unvested share options at each balance sheet date (including those issued prior to November 2002 and not otherwise valued under the IFRS transitional arrangements). The resultant credit in the tax charge is restricted to the tax effect of the cumulative IFRS 2 charge with the difference credited directly to the IFRS profit and loss reserve.

7. Dividends (IAS 10)
Dividends are not adjusting post-balance sheet events under IFRS and can only be accrued if they have been formally approved at the balance sheet date. This means that previously accrued dividends of £909,000 at 31 March 2005 (2004: £792,000) will be recognised in the year ended 31 March 2006 reducing the year's charge for dividends by £116,000.

Notice of Annual General Meeting

Detica Group plc

Registered in England and Wales – No. 3328242

Notice of 2005 Annual General Meeting
Notice is hereby given that the 2005 Annual General Meeting of the members of Detica Group plc will be held at 6th Floor, 2 Arundel Street, London WC2R 3AZ on Thursday 21 July 2005 at 2.00pm for the following purposes:

Ordinary business
1 To receive and, if thought fit, to adopt the Company's financial statements and the reports of the Directors and auditors for the year ended 31 March 2005.

2 To consider the Company's remuneration report for the year ended 31 March 2005 and to authorise the Remuneration Committee to fix the remuneration of the Directors.

3 To re-elect Tom Black, retiring by rotation in accordance with the Articles of Association of the Company, as an Executive Director.

4 To declare a final dividend of 4.2 pence per ordinary share.

5 To reappoint Ernst & Young LLP as auditors until the next Annual General Meeting of the Company at which accounts are laid before the Company and to authorise the Directors to fix their remuneration.

Special business
To consider and, if thought fit, pass the following resolutions:

6 Ordinary resolution
THAT, the authority conferred on the Directors by paragraph 9 of the Company's Articles of Association be renewed for the period ending on the date of the Annual General Meeting in 2006 and for such period the section 80 Amount shall be £149,018.

7 Special resolution
THAT, conditional upon the passing of Resolution 6 above, the power conferred on the Directors by paragraph 9.3 of Article 9 of the Company's Articles of Association be renewed for the period referred to in Resolution 6 and for such period the section 89 Amount shall be £22,352.

By order of the Board



John Woollhead
Company Secretary

20 May 2005

Surrey Research Park
Guildford
Surrey GU2 7YP

Notes
1 Holders of ordinary shares are entitled to attend and vote and to be represented at the meeting. A member entitled to attend and vote is entitled to appoint one or more proxies to attend and vote instead of him/her. A proxy need not also be a member of the Company. The lodging of a proxy will not prevent the member attending a meeting if he/she subsequently decides to do so.

2 A proxy form for use by ordinary shareholders is enclosed. The instrument appointing a proxy and the authority (if any) under which it is signed or a notarially certified copy of such authority must be deposited at the Company's share registrars (Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6ZL) not later than 48 hours before the time appointed for holding the meeting.

3 CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service may do so for the Annual General Meeting to be held on 21 July 2005 and any adjournment(s) thereof by using the procedures described in the CREST Manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

   In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) by the latest time(s) for receipt of proxy appointments specified in the notice of meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

   CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

   The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

4 In order to have the right to attend and vote at the meeting a person must have their name entered in the register of holders of ordinary shares of the Company by 6.00pm on 19 July 2005. Changes to the register after this time will be disregarded in determining the rights of any person to attend and vote at the meeting.

5 In accordance with paragraph 29 of Schedule 13 to the Companies Act 1985, the register of Directors' interests in the share capital of the Company (maintained under section 325 of the said Act) will be available for inspection at the commencement, and during the continuance, of the Annual General Meeting.

6 Copies of service contracts between the Company and each of the Executive Directors will be available at the registered office of the Company on any weekday, during normal business hours from the date of this notice until the date of the meeting, and at the place of the meeting for a period at least 15 minutes prior to the Annual General Meeting and during the meeting.

The Chairmen of the Audit, Nomination and Remuneration Committees will be available to answer queries during the meeting.

Explanatory notes

Resolution 4, in view of the strong performance of the business, the Board is proposing Tom Black for re-election as an Executive Director. Tom Black was re-elected at the 2002 Annual General Meeting, and none of the remaining Directors has held office for more than three years without re-election (Article 79). His biography is set out on page 20 of the Annual Report.

Resolution 7 will, if approved, renew the Directors' authority to allot relevant securities up to an aggregate nominal amount of £149,018 being one third of the issued share capital. The Directors have no present intention of making use of the authority sought but wish to retain the flexibility to allot relevant securities should they consider this to be in the best interests of the Company. No issue will be made which would effectively alter control of the Company without the prior approval of shareholders in general meeting.

Resolution 8, a special resolution, will, if approved, permit the Directors, until the conclusion of the 2006 Annual General Meeting of the Company, to allot equity securities wholly for cash in a non-pre-emptive manner, either by way of rights issue or in any other way up to a total nominal amount of £22,352. The amount of shares to be issued other than by way of rights issue must be limited to a nominal value which is equivalent to 5% of the issued equity share capital on the date of the notice of Annual General Meeting. The power will, if granted, replace the similar power conferred on the Directors on 15 July 2004 and which lapses on 21 July 2005.

Advisors

Bankers
HSBC Bank plc
Global House
High Street
Crawley
West Sussex
RH10 1DL

Auditors
Ernst & Young LLP
Apex Plaza
Reading
RG1 1YE

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Stockbrokers
UBS Limited
1 Finsbury Avenue
London
EC2M 2PP

Registered office
Surrey Research Park
Guildford
Surrey
GU2 7YP

Tel: +44 (0) 1483 816000
Fax: +44 (0) 1483 816144

www.detica.com

Financial calendar

2005 annual results announced
23 May 2005

Annual Report and financial statements circulated
June 2005

Annual General Meeting
21 July 2005

Final dividend payment
29 July 2005

Interim results announced
November 2005

Interim dividend payment
January 2006

Designed and produced by Radley Yeldar (London)